Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

GENESIS ALKALI HOLDINGS, LLC,

GENESIS ALKALI HOLDINGS COMPANY, LLC,

GENESIS ENERGY, L.P.

(solely for purposes set forth herein),

WE SODA US LLC, and

CINER ENTERPRISES INC.

(solely for purposes set forth herein)

Dated as of February 28, 2025

-i-

3.20	Insurance	36
3.21	Accounts Receivable	37
3.22	Inventory	37

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

4.1	Organization and Qualification	38
4.2	Authority Relative to this Agreement	38
4.3	Consents and Approvals; No Violations	38
4.4	Title to Acquired Interests	39
4.5	Litigation	39
4.6	Brokers	39

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

5.1	Organization and Qualification	40
5.2	Authority Relative to this Agreement	40
5.3	Consents and Approvals; No Violations	40
5.4	[Intentionally Omitted]	41
5.5	Litigation	41
5.6	Brokers	41
5.7	Acquisition of Acquired Interests for Investment	41
5.8	Inspections; Limitation of the Company’s and Seller’s Warranties	42
5.9	No Regulatory Impediment	42
5.10	ERISA	42
5.11	Solvency	42
5.12	Representation and Warranty Policy	43
5.13	Trade Controls	43

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Access to Books and Records	43
6.2	Confidentiality	45
6.3	[Intentionally Omitted]	46
6.4	[Intentionally Omitted]	46
6.5	[Intentionally Omitted]	46
6.6	[Intentionally Omitted]	46
6.7	Guarantees; Commitments	46
6.8	Insurance	47
6.9	Litigation Support	48

-ii-

6.10	Non-Solicitation; Non-Competition	48
6.11	Directors and Officers	50
6.12	Shared Contracts; Assigned Contracts	52
6.13	Genesis Marks	53
6.14	Payments	54
6.15	Restrictions on Use of Certain Real Property	54
6.16	[Intentionally Omitted]	55
6.17	[Intentionally Omitted]	55
6.18	[Intentionally Omitted]	55
6.19	[Intentionally Omitted]	55
6.20	[Intentionally Omitted]	55
6.21	[Intentionally Omitted]	55
6.22	Release	55
6.23	[Intentionally Omitted]	56
6.24	[Intentionally Omitted]	56
6.25	Misallocated Assets	56
6.26	Further Assurances	56

ARTICLE VII

EMPLOYEE MATTERS COVENANTS

7.1	Employee Benefits Matters	57

ARTICLE VIII

TAX MATTERS

8.1	Tax Indemnification by Seller	59
8.2	Tax Indemnification by Purchaser	59
8.3	Straddle Periods	60
8.4	Tax Returns	60
8.5	Certain Tax, Refunds	61
8.6	Tax Contests.	61
8.7	Cooperation and Exchange of Information	62
8.8	[Intentionally Omitted]	63
8.9	Tax Treatment of Payments	63
8.10	Certain Tax Actions	63
8.11	Purchase Price Allocation	63
8.12	Transfer Taxes	63
8.13	Timing of Payments	64
8.14	Survival; Tax Matters Coordination	64

-iii-

ARTICLE IX

[INTENTIONALLY OMITTED]

ARTICLE X

[INTENTIONALLY OMITTED]

ARTICLE XI

INDEMNIFICATION

11.1	Survival of Representations, Warranties, Covenants and Agreements	64
11.2	Indemnification by Seller	65
11.3	Indemnification by Purchaser	66
11.4	Indemnification Procedures	67
11.5	Exclusive Remedy and Release	69
11.6	Additional Indemnification Provisions	69
11.7	Limitation of Liability	70

ARTICLE XII

GENERAL PROVISIONS

12.1	Interpretation; Absence of Presumption	70
12.2	Governing Law; Jurisdiction and Forum; Waiver of Jury Trial	71
12.3	Entire Agreement	72
12.4	No Third Party Beneficiaries	72
12.5	Expenses	72
12.6	Notices	73
12.7	Successors and Assigns	74
12.8	Amendments and Waivers	74
12.9	Severability	74
12.10	Specific Performance	74
12.11	No Admission	75
12.12	Counterparts	75
12.13	Guarantees	75
12.14	Waiver of Conflicts	76

-iv-

Exhibits

Exhibit A:	R&W Policy

Schedules

Schedule I:	Alkali Group Members

Company Disclosure Schedule

Purchaser Disclosure Schedule

-v-

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of February 28, 2025, is by and among Genesis Alkali Holdings, LLC, a Delaware limited liability company (the “Company”), Genesis Alkali Holdings Company, LLC, a Delaware limited liability company (“Seller”), Genesis Energy, L.P., a Delaware limited partnership (“Seller Parent”), WE Soda US LLC, a Delaware limited liability company (“Purchaser”), and Ciner Enterprises Inc., a Delaware corporation (“Purchaser Parent”) (each of the Company, Purchaser and Seller, a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding limited liability company membership interests of the Company (together with its direct and indirect Subsidiaries set forth in Schedule I hereto, the “Alkali Group”);

WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, all of the issued and outstanding limited liability company membership interests of the Company (the “Acquired Interests”) for the consideration set forth in Section 2.2, subject to the terms and conditions of this Agreement;

WHEREAS, the Company, Seller and Purchaser (or their Affiliates) shall enter into the Ancillary Agreements; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Acquired Interests Assignment Agreement” means that certain Acquired Interests Assignment Agreement between Purchaser, on the one hand, and Seller, on the other hand, entered into on the date hereof.

“Action” shall mean any claim, charge, action, cause of action, complaint, investigation, audit, suit, arbitration, litigation, demand, application, order, inquiry, hearing or other proceeding.

“Adjustment Amount” shall mean (i) the Alkali Notes Amount minus (ii) (x) in the event Cash and Cash Equivalents is greater than the Target Cash and Cash Equivalents, an amount (in dollars) equal to Cash and Cash Equivalents minus the Target Cash and Cash Equivalents, (y) in the event Cash and Cash Equivalents is less than the Target Cash and Cash Equivalents, a negative amount (in dollars) equal to Cash and Cash Equivalents minus Target Cash and Cash Equivalents, and (z) in the event Cash and Cash Equivalents is equal to the Target Cash and Cash Equivalents, zero dollars ($0).

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that, from and after the Closing, (i) none of the members of the Alkali Group shall be considered an Affiliate of Seller or Seller’s Affiliates, (ii) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of Purchaser or an Affiliate of any member of the Alkali Group and (iii) the members of the Alkali Group shall be considered Affiliates of Purchaser.

“Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any other affiliated, combined, unitary or similar group defined under any state, local, or non-U.S. Law.

“Alkali Bonus Amounts” shall mean the bonuses payable to the persons set forth on Section 1.1(e) of the Company Disclosure Schedule, in the amounts set forth therein, to be paid following the Closing in accordance with Section 7.1(f).

“Alkali Group Intellectual Property” shall mean all Intellectual Property owned by (i) the Alkali Group; or (ii) Seller or any of its Affiliates (including, the Alkali Group) and, solely with respect to (ii), used exclusively in the Business.

“Alkali Notes Amount” shall mean (i) the sum of (A) the principal amount of the Secured Notes outstanding as of the Valuation Time, plus (B) accrued and unpaid interest, penalties and similar amounts, if any, owing on such principal amount as of the Valuation Time, minus (ii) any GA ORRI Cash.

“Ancillary Agreements” shall mean the Transition Services Agreement and the Acquired Interests Assignment Agreement.

“ANSAC” shall mean American Natural Soda Ash Corporation, a Delaware non-stock corporation.

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger or acquisition, or effectuating foreign investment.

“Assigned Assets” shall mean the Contracts listed on Section 1.1(d) of the Company Disclosure Schedule.

“Benefit Plan” shall mean each employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA, in each case, whether or not such plan is subject to ERISA, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, equity or equity-based, change in control, retention, retirement, paid time off, employment, consulting, fringe or severance, benefit plan (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated) other than a Multiemployer Plan, in each case (i) that is sponsored, maintained or contributed to or required to be contributed to by the Alkali Group (or with respect to which any member of the Alkali Group would reasonably be expected to have any material Liability) for the benefit of the any current or former employee, director, officer or individual independent contractor of any member of the Alkali Group or (ii) maintained or sponsored or contributed to or required to be contributed to by an Affiliate of the Alkali Group for the benefit of any current or former employee, officer, director or individual independent contractor of the Alkali Group.

“Business” shall mean the business as conducted by the Alkali Group of exploring, mining, producing, marketing and selling trona and trona-based sodium products, including various commercial grades of sodium carbonate (soda ash), sodium bicarbonate, sodium sesquicarbonate and sodium hydroxide (caustic soda).

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Cash and Cash Equivalents” shall mean the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents of the Alkali Group as of the Valuation Time, in each case, calculated in accordance with GAAP, and in a manner consistent with the Financial Statements, excluding GA ORRI Cash. For the avoidance of doubt, in no event shall Cash and Cash Equivalents be determined to be less than zero dollars ($0.00).

“CBA” shall mean the Collective Bargaining Agreement, dated as of July 1, 2024, by and between the Company and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers Intl. Union, AFL-CIO-CLC, on behalf of its affiliated Local Union No. 13, 214, as amended, restated and supplemented.

“Closing Assignments” shall mean those Contracts transferred, assigned and conveyed by a member of the Seller Group to, and accepted and assumed by, a member of the Alkali Group at or prior to Closing.

“Closing Indebtedness” shall mean the Indebtedness of Seller (solely to the extent constituting a Lien on the Acquired Interests or on the assets of the Alkali Group) and the Alkali Group as of the Closing.

“Closing Permit Transfer and Approval Documentation” means all approvals, consents, assignments and other documentation necessary to transfer to the Alkali Group or to Purchaser at Closing all licenses, permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity, in each case to the extent related to the Business.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Combined Tax Return” shall mean any Affiliated Group Tax Return that includes at least one member of the Seller Group, on the one hand, and at least one member of the Alkali Group, on the other hand.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated as of December 15, 2023, by and between Seller Parent and WE Soda Ltd.

“Contract” shall mean any agreement, contract, subcontract, license, lease, sublease, obligation or undertaking, excluding any Benefit Plan.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“Dataroom” shall mean the Intralinks electronic data room established for “Project Revelation”.

“Debt Release Letters” shall mean (i) those release letters produced by each holder of Closing Indebtedness terminating the obligations of Seller (solely to the extent constituting a Lien on the Acquired Interests or on the assets of the Alkali Group) and the Alkali Group under such Closing Indebtedness and releasing Liens on the Acquired Interests and the assets and properties of the Alkali Group related thereto and (ii) that certain release produced by Seller Parent in order to evidence the release of the Company and the other members of the Alkali Group from their obligations under the subsidiary guarantees that guarantee the issuer’s obligations under the indentures governing Seller Parent’s unsecured notes, in each case delivered pursuant to Section 2.3(a)(v).

“Environmental Laws” shall mean any applicable Law relating to (a) Releases or threatened Releases of Hazardous Material; (b) pollution or protection of public health or safety; (c) protection of employee health or safety from Releases of or exposure to Hazardous Material in the indoor or outdoor environment; (d) the generation, manufacture, distribution, registration, handling, transport, use, treatment, storage, disposal or clean-up of Hazardous Material; (e) protection of the environment, including from impacts caused by human activity, of natural resources, or of endangered species, or (f) mining or mine reclamation, including mine health or safety.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“GA ORRI Cash” shall mean the sum of (i) the amount of Restricted Cash held by GA ORRI, LLC in respect of the Secured Notes and (ii) any other cash held by GA ORRI, LLC as of the Valuation Time.

“GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

“Genesis Marks” shall mean any and all Marks of Seller or any of its Affiliates using or containing “Genesis” (in block letters or otherwise), either alone or in combination with other words or elements, any and all Permitted Railcar Marks and any and all Marks confusingly similar thereto or using or containing any of the foregoing either alone or in combination with other words or elements, together with the goodwill associated with any of the foregoing.

“Governmental Entity” shall mean any foreign, multinational, domestic, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Material” shall mean any substance, product, or waste material which is identified, listed, published, regulated or defined as a hazardous waste, hazardous or toxic substance, pollutant, contaminant, hazardous material or other similarly regulated material or substance under any Environmental Law or by any Governmental Entity, including naturally occurring radioactive materials, other radioactive materials, petroleum or any fraction thereof, petroleum refined products and petroleum waste, polychlorinated biphenyls, per- and polyfluoroalkyl substances subject to an Environmental Law, and asbestos and asbestos-containing materials.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person shall mean, without duplication, (a) the principal of and accrued and unpaid interest (including all obligations for premiums, fees, penalties, expenses, breakage costs and bank overdrafts) in respect of (i) indebtedness of such Person for money borrowed, (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable and (iii) in respect of banker’s acceptances or letters of credit to the extent drawn upon and unpaid; (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities), including all seller notes, purchase price adjustments and “earn-out” payments; (c) all obligations in connection with any off-balance sheet financing, including synthetic leases and project financing classified as liabilities recorded on a balance sheet under GAAP; (d) all obligations of such Person under capitalized leases required to be recorded as capitalized leases by GAAP; (e) all obligations of such Person with respect to interest rate and currency obligations, swaps (other than those related to product swap sales and purchases and commodity hedges), collars, caps and similar hedging obligations (valued at the termination value thereof); and (f) all obligations of the type referred to in clauses (a) through (e) of any Person the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, or which is secured by a Lien on any property or asset of such Person. For the avoidance of doubt and notwithstanding anything in this definition to the contrary, “Indebtedness” shall exclude the Note Purchase Agreement and the Alkali Bonus Amounts.

“Intellectual Property” shall mean all of the following in any jurisdiction throughout the world: (a) patents and applications therefor; (b) Marks, together with all appurtenant goodwill, along with renewals thereof; (c) copyrights, whether or not registered or published, and registrations, recordations and applications for registration therefor (including copyrights in computer software) and reversions, extensions and renewals thereof; (d) trade secrets, know-how, confidential or proprietary information, data and databases and other collections of data (collectively, “Trade Secrets”); (e) rights in computer software and firmware, including data files, source code, object code and software-related specifications and documentations; and (f) all other forms of intellectual property, including all rights, title and interest in, to, or under, any or all of the foregoing.

“Interest Rate” shall mean a rate per annum equal to the one (1)-month Term SOFR Reference Rate (as published by the Term SOFR Administrator), on the date that is two (2) U.S. Government Securities Business Days prior to the date the applicable payment was required to be paid (or if no quotation for the one (1)-month Term SOFR Reference Rate is available for such date by 5:00 p.m. (Eastern time), on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such date) plus 500 basis points.

“IT Systems” shall mean all proprietary and third party computer software, firmware and hardware and all information, communications and networks systems (including any outsourced systems and processes) that are used in, or relied on, to conduct the Business.

“Knowledge of Purchaser” shall mean the actual knowledge of the Persons listed on Section 1.1 of the Purchaser Disclosure Schedule.

“Knowledge of Seller” shall mean the actual knowledge of the Persons listed on Section 1.1(a) of the Company Disclosure Schedule.

“Knowledge of the Company” shall mean the actual knowledge of the Persons listed on Section 1.1(b) of the Company Disclosure Schedule.

“Law” shall mean any federal, state, local or foreign law (including common law), statute, regulation, ordinance, rule, judgment, order, decree, award, approval, concession, grant, franchise, directive, requirement, or other governmental restriction or any similar form of decision or approval of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Entity in effect as of the date of this Agreement.

“Leased Real Property” shall mean all leasehold or subleasehold estates in any land, buildings, structures, improvements or fixtures held by the Alkali Group, but excluding Mineral Rights.

“Liability” shall mean all indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, judgments, awards or settlements respecting any judicial, administrative or arbitration proceedings or any damages, losses, assessments, deficiencies, claims or demands with respect to any applicable Law.

“Liens” shall mean all liens, mortgages (legal or equitable), deeds of trust, deeds to secure debt, pledges, charges, claims, security interests, purchase agreements, options, licenses, grants, leases, subleases, tenancies, occupancy agreements, rights-of-way, rights of setoff, rights of first refusal, rights of first offer, restrictive covenants, conditions, easements, encroachments, restrictions on transfer or other encumbrances.

“Losses” shall mean all losses, costs, interest, charges, expenses (including reasonable attorneys’, consultants’ or advisors’ fees), obligations, liabilities, settlement payments, awards, judgments, interest awards, fines, penalties, damages, assessments or deficiencies of any kind.

“Marks” shall mean fictional business names, corporate names, trade names, trade dress rights, trademarks and service marks, logos, domain names, social media identifiers, and other indicia of source or origin and registrations and applications for registration of and all goodwill symbolized by any of the foregoing.

“Material Adverse Effect” shall mean (a) an event, development, change, condition or effect that is or would reasonably be expected to be materially adverse to the Alkali Group, its assets, condition (financial or otherwise) or results of operations, taken as a whole; provided, however, that no event, development, change or effect resulting from or arising out of any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a “Material Adverse Effect” under clause (a): (i) events, developments, changes or effects in global or national economic, monetary, or financial conditions, including changes in prevailing interest rates, credit markets, or financial market conditions in or affecting the United States or any other jurisdiction in which the Alkali Group operates, (ii) events, developments, changes or effects in the industry in which the Alkali Group operates, (iii) events, developments, changes, conditions or effects in global or national political conditions, including the outbreak or escalation of war or acts of terrorism, (iv) earthquakes, hurricanes, tsunamis, typhoons, lightning, hailstorms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides, wildfires and other natural disasters, weather conditions, epidemics, pandemics and other force majeure events, (v) changes after the date hereof in applicable Law or the interpretations thereof, (vi) changes after the date hereof in GAAP or the interpretations thereof, (vii) any failure, in and of itself, by the Alkali Group to meet any internal or published industry analyst projections or forecasts or estimates of revenue or earnings for any period (it being understood that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there is or has been a Material Adverse Effect), or (viii) events, developments, changes, conditions or effects, including impacts on relationships with customers, suppliers, employees, labor organizations, or governmental entities, in each case attributable to the announcement or pendency of this Agreement, the Ancillary Agreements, the transactions contemplated hereby or thereby or the identity of Purchaser or any of its Affiliates as the acquirer of the Acquired Interests (it being understood that the facts and circumstances giving rise to such impacts that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there is or has been a Material Adverse Effect); provided that the exceptions in clauses (i)-(vi) of the foregoing shall only apply to the extent such event, development, change, condition or effect does not have a materially disproportionate impact on the Alkali Group, taken as a whole, relative to other Persons in the industries in which the Alkali Group operates or (b) an event, development, change, condition or effect that would or would reasonably be expected to (x) impair in any material respect the ability of Seller to perform its obligations under this Agreement or any Ancillary Agreement or (y) prevent the consummation of the Sale.

“Multiemployer Plan” shall mean a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Note Purchase Agreement” shall mean that certain Note Purchase Agreement, dated as of May 17, 2022, by and among GA ORRI, LLC, as the company, American General Life Insurance Company, The Variable Annuity Life Insurance Company, Everlake Life Insurance Company, Fidelity & Guaranty Life Insurance Company, American General Life Insurance Company, The Variable Annuity Life Insurance Company, Allianz Life Insurance Company of North America, The Northwestern Mutual Life Insurance Company, USAA Life Insurance Company and Shelter Life Insurance Company, as the purchasers, Wilmington Trust, National Association, as collateral agent, and Blackstone Alternative Credit Advisors LP, as noteholder purchaser representative.

“Order” shall mean any outstanding order, ruling, judgment, writ, injunction, stipulation, award, decree or similar order of any Governmental Entity.

“Organizational Document” shall mean any of the following, as applicable: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) limited liability company agreement or operating agreement for a limited liability company; (v) any charter, governing or similar document adopted or filed in connection with the creation, formation, governance or organization of a Person; and (vi) any amendment, side letter or binding interpretation of any of the foregoing.

“Owned Real Property” shall mean all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Alkali Group, but excluding Mineral Rights.

“Permits” shall mean all licenses (other than the Mineral Rights), permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity.

“Permitted Liens” shall mean the following Liens: (a) Liens disclosed or reflected on the Financial Statements; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable and that are being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty for which adequate reserves have been established on the books and records of the Alkali Group in accordance with GAAP; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by applicable Law and on a basis consistent with past practice or in the ordinary course of business of the Alkali Group for which adequate reserves have been established on the books and records of the Alkali Group that are not yet due and payable or, if due, not delinquent or that are being contest in good faith by appropriate proceedings and for which adequate reserves have been established on the books and records of the Alkali Group; (d) Liens incurred or deposits made in the ordinary course of business of the Alkali Group in connection with workers’ compensation, unemployment insurance or other types of social security for which adequate reserves have been established on the books and records of the Alkali Group; (e) defects or imperfections of title, easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances that do not materially affect the use of real estate (including the Mineral Rights) as used by the Alkali Group as of the date hereof; (f) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions, to the extent that the same do not (and could not reasonably be expected to) materially impair the ownership or use of the assets or properties of the Alkali Group or the Business (including the Mineral Rights); (g) Liens securing Closing Indebtedness to be released at Closing pursuant to the Debt Release Letters; (h) non-exclusive licenses of Intellectual Property granted in the ordinary course of business of the Alkali Group, or pursuant to this Agreement or any Ancillary Agreement; (i) exclusive licenses of Intellectual Property granted pursuant to this Agreement or any Ancillary Agreement; (j) Liens related to the Note Purchase Agreement; and (k) Liens set forth on Section 1.1(c) of the Company Disclosure Schedule.

“Permitted Railcar Marks” shall mean railcar running numbers incorporating the “TNOX” prefix painted on such railcars leased by the Alkali Group from Trinity Industries (i.e., TNOX-2150 through TNOX-2349).

“Peroxygens Business” shall mean the business of (a) manufacture and sale of hydrogen peroxide, persulfates, peracetic acid products, silicates and calcium peroxide, (b) blending, formulating or purifying the foregoing and certain other materials into proprietary products for use in food safety, electronics, oil and gas production, wastewater treatment, soil and groundwater remediation, food processing, pharmaceutical, cosmetic and industrial markets, the latter including, but not limited to, latex and acrylic polymer initiation, pulp and paper manufacturing, and mining, (c) designing and manufacturing related value-added products, such as customized delivery systems, and (d) providing technical support, know-how and installation services related to the matters set forth in clauses (a), (b) and (c) of this sentence.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Post-Closing Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Property Taxes” shall mean real and personal property Taxes.

“Purchaser Group” shall mean Purchaser Parent and its Subsidiaries (including, for the avoidance of doubt, Purchaser).

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or other release into the environment.

“Restricted Business” shall mean the business of exploring, mining, producing, marketing and selling trona and trona-based sodium products, including various commercial grades of sodium carbonate (soda ash), sodium bicarbonate, sodium sesquicarbonate and sodium hydroxide (caustic soda), excluding the purchase, sale, storage, use, transport, refining, handling, marketing, supplying, consumption, delivery and manufacture of caustic soda.

“Restricted Cash” shall mean any cash and cash equivalents, cash in reserve accounts, security deposits, escrow accounts and other cash amounts of GA ORRI, LLC that are not freely usable by GA ORRI, LLC as of the Valuation Time due to restrictions or limitations on use or distribution by the Note Purchase Agreement under which the Secured Notes were issued.

“Restricted Party” shall mean (i) Seller and (ii) each Affiliate of Seller.

“Restricted Site” shall mean the portion of the property designated as NW, W2NE, NWSE, N2SW, all of NENESESW of Section 15, T19N, R110W that is identified as the Historic Phosphorous Handling Area.

“Restricted Site Deed” shall mean that certain Deed, dated March 24th, 2015, from FMC Corporation, as grantor, to FMC Wyoming Corporation, as grantee.

“SEC” shall mean the Securities and Exchange Commission.

“Secured Notes” shall mean the 5.875% senior secured notes due 2042 issued by GA ORRI, LLC.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Expenses” shall mean, without duplication, the aggregate amount incurred or payable by the members of the Alkali Group as of immediately prior to or at the Closing for all out-of-pocket costs and expenses incurred by any member of the Alkali Group or by or on behalf of Seller (to the extent such amounts are a liability of any member of the Alkali Group) in connection with the negotiation, execution, or delivery of this Agreement or the Closing or as a direct result of the Closing and not any other actions, including any act of Purchaser or its Affiliates after the Closing; provided, however, that “Seller Expenses” shall exclude (i) any amounts to the extent incurred by, or at the written direction of, Purchaser or any of its Affiliates and (ii) the Alkali Bonus Amounts.

“Seller Group” shall mean Seller and its Subsidiaries and Affiliates (other than any member of the Alkali Group).

“Solvent” when used with respect to any Person or group of Persons on a combined basis, shall mean that, as of any date of determination, (A) the amount of the fair saleable value of the assets of such Person (or group of Persons on a combined basis) will, as of such date, exceed (1) the value of all liabilities of such Person, including contingent and other liabilities, as of such date and (2) the amount that will be required to pay the probable liabilities of such Person (or group of Persons on a combined basis) on its existing debts (including contingent liabilities) as such debts become absolute and matured, (B) such Person (or group of Persons on a combined basis) will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (C) such Person (or group of Persons on a combined basis) will be able to timely pay and satisfy its liabilities and other obligations, including contingent and other liabilities, when and as they mature.

“Special Seller Indemnity Obligations” shall mean the following:

(i) All Liabilities of Seller and the other members of the Seller Group to the extent either arising out of or relating to the assets not owned by the Alkali Group at the Closing;

(ii) Any Indebtedness (a) of the Alkali Group or of the Business as of the Closing (other than any intercompany Indebtedness solely between members of the Alkali Group) and (b) of the Seller Group;

(iii) All Seller Expenses (subject to Section 12.5), including out-of-pocket expenses of any member of the Seller Group arising or incurred prior to the Closing in connection with the negotiation, preparation, investigation and performance of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including, without limitation, fees and expenses of counsel, accountants, consultants and advisers; and

(iv) Except to the extent included in Working Capital and reflected or reserved for in the books and records of the Company and calculated in accordance with GAAP and in a manner consistent with the Financial Statements, all intercompany Liabilities or intercompany payables between any member of the Seller Group, on the one hand, and any member of the Alkali Group, on the other hand, of any kind or nature.

“Straddle Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, business entity or organization whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) such first Person is the general partner or managing member or (c) such first Person owns or controls a majority of the securities or other interests of such business entity, directly or indirectly, and in respect of which such first Person is allocated such business entity’s gains or losses.

“Target Cash and Cash Equivalents” shall mean $11,196,000.

“Tax” shall mean (i) any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security, production, franchise, gross receipts, payroll, sales, use, employment, real or personal property, excise, value added, estimated, customs duties, stamp, alternative or add-on minimum, environmental or withholding tax, and any other governmental duty or assessment, together with all interest and penalties and additions to tax imposed with respect to such amounts and (ii) any obligation to indemnify another Person for any amount described in (i).

“Tax Authority” shall mean any Governmental Entity responsible for the administration or the imposition of any Tax.

“Tax Claim” shall mean any claim with respect to Taxes made by any Tax Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VIII.

“Tax Proceeding” shall mean any audit, examination, contest, litigation or other proceeding with or against any Tax Authority.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement, including any schedules or attachments thereto, filed or required to be filed with any Tax Authority relating to Taxes and any amendment thereof.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by Seller and Purchaser).

“Term SOFR Reference Rate” means the forward-looking term rate based on a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property”.

“Transfer Tax” shall mean any sales, use, transfer, documentary, stamp, value added, real property transfer or other similar Taxes imposed on or payable in connection with the transactions contemplated pursuant to this Agreement.

“Transition Services Agreement” shall mean the Transition Services Agreement between the Company, on the one hand, and Seller Parent, on the other hand, entered into on the date hereof.

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury under the Code.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Valuation Time” shall mean at 11:59 p.m. (New York City time) on the Closing Date.

“Working Capital” shall mean, with respect to the Alkali Group, the aggregate value of the current assets of the Alkali Group, excluding Cash and Cash Equivalents and GA ORRI Cash, less the aggregate value of the current liabilities of the Alkali Group, excluding Closing Indebtedness, in each case, determined on a consolidated basis without duplication, as of February 28, 2025 and calculated in accordance with GAAP, and in a manner consistent with the Financial Statements.

1.2 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Acquired Interests	Recitals
Agreement	Preamble
Alkali Group	Recitals
Attorney-Client Communication	Section 12.14
Cap	Section 11.2(b)(iii)
Closing	Section 2.1
Closing Adjustment	Section 2.4(a)
Closing Alkali Notes Amount	Section 2.5
Closing Cash and Cash Equivalents	Section 2.5
Closing Date	Section 2.3
Closing Notice	Section 2.4(a)
Company	Preamble
Company Disclosure Schedule	Article III
Continuing Employees	Section 7.1(a)
Controlling Party	Section 8.6(c)
Covered Losses	Section 6.11(c)
Covered Persons	Section 6.11(a)
De Minimis Amount	Section 11.2(b)(i)
Deductible	Section 11.2(b)(ii)
Environmental Permits	Section 3.14(a)(ii)
Estimated Alkali Notes Amount	Section 2.4(a)
Estimated Cash and Cash Equivalents	Section 2.4(a)
Exempt Information	Section 6.2(b)
FCPA	Section 3.8(b)
Final Adjustment Amount	Section 2.6(c)
Final Post-Closing Adjustment Statement	Section 2.6(c)
Financial Assurance	Section 3.14(a)(i)
Financial Statements	Section 3.5(a)
Indemnified Guarantees	Section 6.7(a)

Indemnified Party	Section 11.4(a)
Indemnifying Party	Section 11.4(a)
Indemnity Agreement	Section 6.7(c)
Independent Accounting Firm	Section 2.6(c)
Interim Financial Statements	Section 3.5(a)
IP Contracts	Section 3.16(d)
IRS	Section 3.10(b)
Leases	Section 3.12(c)
Material Contracts	Section 3.15(a)
Mineral Rights	Section 3.12(a)
Money Laundering Laws	Section 3.8(c)
New Plans	Section 7.1(b)
Non-Controlling Party	Section 8.6(c)
Notice of Disagreement	Section 2.6(a)
Parties	Preamble
Party	Preamble
Permitted Railcar Use	Section 6.13
Phase-Out Period	Section 6.13
Post-Closing Adjustment	Section 2.6
Post-Closing Adjustment Statement	Section 2.5
Pre-Adjustment Amount	Section 2.2
Pre-Closing Separate Tax Return	Section 8.4(a)
Purchase Price	Section 2.2
Purchaser	Preamble
Purchaser Causes of Action	Section 6.22(a)(i)
Purchaser Disclosure Schedule	Article V
Purchaser Fundamental Representations	Section 11.3(c)
Purchaser Indemnified Parties	Section 11.2(a)
Purchaser Parent	Preamble
Purchaser Released Persons	Section 6.22(a)(i)
Purchaser Tax Indemnified Parties	Section 8.1
R&W Policy	Section 5.12
Real Property	Section 3.12(b)
Reclamation Requirements	Section 6.7(c)
Resolution Period	Section 2.6(b)
Retention Amount	Section 5.12
Sale	Section 2.1
Seller	Preamble
Seller Benefit Plans	Section 7.1(c)
Seller Fundamental Representations	Section 11.1(a)
Seller Guarantors	Section 6.7(a)
Seller Indemnified Parties	Section 11.3(a)
Seller Parent	Preamble
Seller Tax Indemnified Parties	Section 8.2
Shared Contract	Section 6.12(a)
Straddle Period Separate Tax Return	Section 8.4(b)

Surety Bond Issuer	Section 6.7(c)
Surety Bonds	Section 6.7(c)
Third Party Claim	Section 11.4(a)
Trade Controls	Section 3.8(b)
Union Agreements	Section 3.11(a)
WARN	Section 3.11(a)
Wyoming DEQ	Section 6.7(c)

ARTICLE II

THE SALE AND PURCHASE

2.1 Sale and Purchase of Acquired Interests. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in, and in accordance with, this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser (or its designee) shall purchase and acquire from Seller, all right, title and interest in and to the Acquired Interests, free and clear of all Liens other than Liens under the Note Purchase Agreement or those arising under applicable securities Laws (the “Sale”).

2.2 Total Purchase Price. In consideration for the Acquired Interests, Purchaser shall pay to Seller (or to an Affiliate of Seller designated by Seller) $1,425,000,000 in cash (the “Pre-Adjustment Amount”), to be increased or decreased as a result of the Closing Adjustment and/or the Post-Closing Adjustment, if any, pursuant to Section 2.4 through Section 2.7 (the “Purchase Price”).

2.3 Closing. The Closing shall take place at the offices of Paul Hastings LLP, 600 Travis Street, 58th Floor, Houston, Texas 77002, or remotely via electronic exchange of documents and signatures at 10:00 a.m., New York time, on the date hereof (the “Closing Date”). At the Closing,

(a) Seller shall have delivered or cause to be delivered (to the extent not made available before the Closing):

(i) to Purchaser the Acquired Interests Assignment Agreement, duly executed by Seller;

(ii) to Purchaser a properly completed and duly executed IRS Form W-9;

(iii) to Purchaser resignations from office of each of the directors, managers, officers or other representatives of each member of the Alkali Group designated by Purchaser (in writing delivered to Seller prior to the Closing) to resign at the Closing;

(iv) to Purchaser each of the Ancillary Agreements to which Seller (or its Affiliate) is a party;

(v) to Purchaser the Debt Release Letters;

(vi) to Purchaser a certificate of good standing with respect to the Company, issued by the Secretary of State of the State of Delaware;

(vii) to Purchaser a copy of the Organizational Documents of the Company, including any amendments thereto, certified by the Secretary of State of the State of Delaware; and

(viii) to Purchaser the Closing Assignments and the Closing Permit Transfer and Approval Documentation, if any.

(b) Purchaser shall have delivered or cause to be delivered (to the extent not made available before the Closing):

(i) to Seller (or to an Affiliate of Seller designated by Seller), by wire transfer to an account or accounts designated by Seller in writing prior to the Closing, in immediately available funds, an aggregate amount equal to the Pre-Adjustment Amount, less the absolute value of the Closing Adjustment;

(ii) to Seller the Acquired Interests Assignment Agreement, duly executed by Purchaser (or its designee(s));

(iii) to Seller a true, correct and complete copy of the binder agreement for the R&W Policy attached hereto as Exhibit A; and

(iv) to Seller each of the Ancillary Agreements to which Purchaser (or its Affiliate) is a party.

2.4 Closing Adjustment.

(a) Prior to the anticipated Closing Date, Seller provided Purchaser with a statement (the “Closing Notice”) of (x) the estimated Alkali Notes Amount (the “Estimated Alkali Notes Amount”), the estimated amount of Cash and Cash Equivalents (the “Estimated Cash and Cash Equivalents”) and the estimated Adjustment Amount as of the Closing based on the Estimated Alkali Notes Amount and the Estimated Cash and Cash Equivalents (the “Closing Adjustment”), (y) Seller’s calculation of the Estimated Alkali Notes Amount, Estimated Cash and Cash Equivalents and Closing Adjustment in reasonable detail, together with reasonable supporting documentation, and the calculation of the Purchase Price determined from the foregoing and (z) the account or accounts to which Purchaser shall transfer funds pursuant to Section 2.3.

(b) The Closing Notice was prepared in accordance with GAAP and in a manner consistent with the Financial Statements based on Seller’s good faith, reasonable best estimates.

2.5 Post-Closing Statement.

(a) Within ten (10) Business Days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Initial Post-Closing Adjustment Statement”) of the Alkali Notes Amount (the “Initial Closing Alkali Notes Amount”), the Cash and Cash Equivalents (the “Initial Closing Cash and Cash Equivalents”) and the Adjustment Amount as of the Closing determined from the foregoing (the “Initial Closing Adjustment Amount”), setting forth Purchaser’s good faith calculation of the Initial Closing Alkali Notes Amount, Initial Closing Cash and Cash Equivalents and Initial Closing Adjustment Amount in reasonable detail, and the calculation of the Purchase Price determined from the foregoing. The Initial Post-Closing Adjustment Statement shall be prepared in accordance with GAAP and in a manner consistent with the Financial Statements.

(b) During the ten (10)-Business Day period immediately following Seller’s receipt of the Initial Post-Closing Adjustment Statement (the “Review Period”), Seller and its representatives will be permitted to review Purchaser’s books and records and work papers relating to the Initial Post-Closing Adjustment Statement. As reasonably requested by Seller, Purchaser will, and will use its commercially reasonable efforts to cause its accountants to, cooperate with and assist Seller and its representatives in the conduct of such review, including by providing reasonable access to such books and records and work papers and making available personnel to the extent reasonably required at reasonable times upon reasonable advance notice, and, if required by the accountants, subject to signing a customary agreement relating to such access to work papers in form and substance reasonably acceptable to the accountants.

(c) Purchaser agrees that, following the Closing through the date that the Final Post-Closing Adjustment Statement becomes final and binding, it will not take or permit to be taken, any actions with respect to any accounting books, records, policies or procedures on which the Financial Statements or the Initial Post-Closing Adjustment Statement is based, or on which the Final Post-Closing Adjustment Statement is to be based, that are inconsistent with GAAP (in a manner consistent with the Financial Statements) or that would reasonably be expected to materially impede or delay the determination of the amount of the Initial Closing Alkali Notes Amount, the Initial Closing Adjustment Amount or the preparation of any Notice of Disagreement or the Final Post-Closing Adjustment Statement in the manner and utilizing the methods provided by this Agreement.

2.6 Reconciliation of Post-Closing Statements.

(a) Seller shall notify Purchaser in writing prior to the expiration of the Review Period if Seller believes the Initial Post-Closing Adjustment Statement contains errors or was not prepared in accordance with Section 2.5(a), which notice shall describe the basis for such belief in reasonable detail (the “Notice of Disagreement”). If no Notice of Disagreement is received by Purchaser prior to the expiration of the Review Period, then the Initial Post-Closing Adjustment Statement shall be deemed to have been accepted by Seller and shall become final and binding upon the Parties in accordance with Section 2.6(c), absent manifest error or fraud.

(b) During the ten (10) Business Days immediately following the delivery of a Notice of Disagreement (if any) (the “Resolution Period”), Seller and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement. All such discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule and evidence of such discussions shall not be admissible or used by any Party in any future proceedings between the Parties, including any proceedings before or with the Independent Accounting Firm.

(c) If, at the end of the Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement (other than disputes involving the application or interpretation of applicable Law or other provisions of this Agreement), Seller and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Initial Post-Closing Adjustment Statement marked to indicate those line items that are not in dispute, which line items shall be deemed final and binding on the Parties) to an independent certified public accounting firm in the United States of good national reputation mutually acceptable to Seller and Purchaser (the “Independent Accounting Firm”). Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm (acting as an expert and not as an arbitrator) shall make a final, written determination, binding on the Parties, of the appropriate amount of each of the line items in the Initial Post-Closing Adjustment Statement which remain in dispute, as indicated in the Notice of Disagreement which Seller and Purchaser have submitted to the Independent Accounting Firm. The Independent Accounting Firm shall calculate, based solely on (x) a single set of written submissions of Purchaser, on the one hand, and Seller, on the other hand, made within fifteen (15) days after the engagement of the Independent Accounting Firm and shared with the other Party, and (y) a single written response submitted to the Independent Accounting Firm within five (5) days after receipt of each such submission (which the Independent Accounting Firm shall share with the other Party), and not by independent investigation, the Initial Closing Adjustment Amount. During the review by the Independent Accounting Firm, Purchaser and Seller and their respective accountants will each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably required by the Independent Accounting Firm to fulfill its obligations under this Section 2.6(c); provided, however, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm, except in accordance with such accountants’ normal disclosure procedures and then only after such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. The Independent Accounting Firm shall be instructed that its calculation (i) must be made in accordance with GAAP and in a manner consistent with the Financial Statements and the other definitions and applicable provisions of this Agreement, and (ii) with respect to each item in dispute, such determination shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Purchaser in the Initial Post-Closing Adjustment Statement with respect to such disputed line item. The statement of the Initial Closing Adjustment Amount as determined either through agreement of the Parties pursuant to Section 2.6(a) or 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c) shall be final and binding on the Parties and is referred to as the “Final Post-Closing Adjustment Statement” and the Initial Closing Adjustment Amount set forth therein as the “Final Adjustment Amount.”

(d) All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne by Seller, on the one hand, and Purchaser, on the other hand, in proportion to the differences between the Initial Closing Adjustment Amount as determined by the Independent Accounting Firm and the Initial Closing Adjustment Amount set forth in the Notice of Disagreement and the Initial Post-Closing Adjustment Statement, respectively.

2.7 Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (a) the Final Adjustment Amount less (b) the Closing Adjustment. If the Post-Closing Adjustment is a positive amount, then Seller shall pay in cash to Purchaser (or one or more Affiliates of Purchaser designated by Purchaser) the amount of the Post-Closing Adjustment by wire transfer of immediately available funds to the account or accounts designated by Purchaser prior to the Closing. If the Post-Closing Adjustment is a negative amount, then Purchaser shall (or shall cause an Affiliate designated by Purchaser to) pay in cash to Seller the absolute value of the amount of the Post-Closing Adjustment by wire transfer of immediately available funds to the account or accounts designated by Seller prior to the Closing. Any such payment shall be made within five (5) Business Days after the Final Post-Closing Adjustment Statement is delivered. The Purchase Price shall equal the Pre-Adjustment Amount (x) minus the Final Adjustment Amount, if the Final Adjustment Amount is positive, or (y) plus the absolute value of the Final Adjustment Amount, if the Final Adjustment Amount is negative.

2.8 Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser and the members of the Alkali Group shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Purchaser or the members of the Alkali Group are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law; provided, that Purchaser shall use commercially reasonable efforts to provide Seller with reasonable notice prior to withholding any amounts pursuant to this Section 2.8 and the Parties shall reasonably cooperate to minimize or eliminate any withholding to the extent available under applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that disclosure in any Section of the Company Disclosure Schedule (other than Sections 3.1, 3.2, and 3.3 of the Company Disclosure Schedule, which matters shall be disclosed only by specific disclosure in the respective section of the Company Disclosure Schedule) shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent on its face), the Company represents and warrants to Purchaser as follows:

3.1 Organization and Qualification of the Alkali Group. Each member of the Alkali Group is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and each member of the Alkali Group has all requisite corporate or other organizational power and authority to carry on its businesses (including the Business) as now being conducted and is qualified to do business and is in good standing as a foreign Person in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Capitalization of the Members of the Alkali Group. The Acquired Interests have been duly authorized and were validly issued, are free and clear of all Liens (other than Liens under the Note Purchase Agreement or those arising under applicable securities Laws) are fully paid and nonassessable (except as such nonassessability may be affected by 18-607 and 18-804 of the Delaware Limited Liability Company Act) and were not offered, sold or issued in violation of any preemptive rights or any applicable Law. All other interests in any member of the Alkali Group have been duly authorized and were validly issued to the member of the Alkali Group holding such interests, are free and clear of all Liens (other than Liens under the Note Purchase Agreement or those arising under applicable securities Laws), are fully paid and nonassessable (if applicable) and were not offered, sold or issued in violation of any preemptive rights or any applicable Law. The Acquired Interests are owned beneficially and of record by Seller free and clear of all Liens (other than Liens under the Note Purchase Agreement or those arising under applicable securities Laws). Section 3.2 of the Company Disclosure Schedule sets forth the name, jurisdiction of incorporation or organization, ownership percentage and holder of the equity interests in each Subsidiary of the Company and any other Person in which the Alkali Group owns an equity interest. Except for the Acquired Interests or any interest in any member of the Alkali Group held by another member of the Alkali Group, there are no Acquired Interests of common stock, preferred stock, equity interests or other voting securities of any member of the Alkali Group reserved, issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, phantom equity or similar rights, redemption rights, repurchase rights, convertible, exercisable or exchangeable securities, or other Contracts, agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other ownership interest in any member of the Alkali Group or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person, directly or indirectly (whether with or without the occurrence of any contingency), a right to subscribe for or acquire, any securities or other equity interests of any member of the Alkali Group or valued in reference, in whole or in part, to any member of the Alkali Group, and no securities or other equity interests evidencing such rights are authorized, issued or outstanding. No member of the Alkali Group has any outstanding bonds, debentures, notes or other obligations which provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders (or holders of any equity interests or other voting securities) of such member of the Alkali Group on any matter.

3.3 Authority Relative to this Agreement. The Company has all necessary power and authority, and has taken all action necessary, to authorize, execute, deliver and perform this Agreement and each Ancillary Agreement to which it is party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, in accordance with the terms of this Agreement and the Ancillary Agreements, respectively. This Agreement has been, and each of the Ancillary Agreements when executed will be, duly and validly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by Purchaser and its Affiliates of this Agreement and each Ancillary Agreement to which it is party, constitutes (or, in the case of the Ancillary Agreements, will constitute) a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

3.4 Consents and Approvals; No Violations. No filing with or notice to, and no license, permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of the Alkali Group for the execution, delivery and performance by the Company of this Agreement or any Ancillary Agreement except (a) compliance with any applicable requirements of the HSR Act and any non-U.S. Antitrust Laws listed on Section 3.4 of the Company Disclosure Schedule; (b) compliance with any foreign, state or federal licenses or permits listed on Section 3.4 of the Company Disclosure Schedule; or (c) any such filings, notices, licenses, permits, authorizations, registrations, consents or approvals, the failure to make or obtain have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement or any Ancillary Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the respective certificate of formation or limited liability company agreement (or similar Organizational Documents) of the Company or any other member of the Alkali Group, (ii) result in a breach, violation or infringement of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract, or (iii) violate or infringe any Law applicable to the Company or any other member of the Alkali Group or any of their respective properties or assets, except in the case of each of clauses (ii) and (iii), for violations or infringements that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.5 Financial Statements; Liabilities.

(a) Section 3.5(a) of the Company Disclosure Schedule sets forth the following financial statements: (i) the audited consolidated balance sheets of Seller, as of December 31, 2022 and December 31, 2023; (ii) the audited consolidated statements of operations, comprehensive income and members’ equity of Seller for the years ended December 31, 2022 and December 31, 2023; (iii) the unaudited consolidated balance sheet of Seller as of December 31, 2024 and (iv) the unaudited consolidated statement of operations of Seller for the twelve months ended December 31, 2024 (the items referred to in clauses (i) through (iv), with any notes thereto, being herein collectively referred to as the “Financial Statements” and the items referred to in clauses (iii) through (iv) being herein collectively referred to as the “Interim Financial Statements”). The Financial Statements have been prepared in accordance with GAAP (except as may be noted therein), applied on a consistent basis throughout the period involved, from the books and records of the Alkali Group, and present fairly, in all material respects, the combined financial position and the combined results of operations of the Alkali Group as of the respective dates thereof or the periods then ended, except that the Interim Financial Statements may be subject to normal and recurring year-end adjustments and do not contain all footnotes and other presentation items required under GAAP, none of which is material. Notwithstanding the Company’s representations and warranties made in this Section 3.5(a) or Section 3.5(c), Purchaser acknowledges that throughout the periods covered by the Financial Statements, the Business has not operated as a separate stand-alone entity of Seller, instead the Business has been reported within Seller Parent’s consolidated financial statements; stand-alone financial statements have not historically been prepared for the Business; and the Financial Statements have been prepared in good faith from Seller Parent’s historical accounting records and are presented on a stand-alone basis. Seller is does not have any assets or operations, other than holding the equity in the Company. The Financial Statements do not include or reflect any assets of Seller, other than the equity Seller holds in the Company and the indirect ownership of the assets of the Alkali Group by virtue of such ownership.

(b) There are no liabilities or obligations of the Alkali Group of any nature, whether or not accrued, contingent or otherwise that would be required by GAAP to be reflected on a combined balance sheet of the Alkali Group, other than those that (i) are reflected or reserved against on the Financial Statements, (ii) have been incurred in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements, (iii) will be discharged or paid off prior to or at the Closing, or (iv) individually or in the aggregate, have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No member of the Alkali Group has any liabilities other than liabilities of the Business. Except as disclosed on Section 3.5 of the Company Disclosure Schedule, there are no Contracts or arrangements governing the withdrawal of any former member of ANSAC who withdrew from ANSAC any time after January 1, 2022.

(c) Subject to the last sentence of Section 3.5(a), the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) all material information concerning the Alkali Group is made known on a timely basis to the individuals responsible for the preparation of the Financial Statements and (ii) transactions have been recorded as necessary to permit the preparation of the Financial Statements in conformity with GAAP. Except as set forth on Section 3.5(c) of the Company Disclosure Schedule, neither Company nor, to the Knowledge of the Company, the Company’s independent accountants have, since December 31, 2022, identified or been made aware of (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by any member of the Alkali Group, (ii) any illegal act or fraud, whether or not material, that involves the management of the Company or any of its Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing. Neither the Company nor any of its Subsidiaries maintains off-the-book accounts or more than one set of books, records or accounts.

(d) The Parties understand and agree that no representation or warranty is made by the Company in respect of any estimates or financial projections, plans or budgets of the Alkali Group.

3.6 Absence of Certain Changes or Events. Since December 31, 2023 through the date of this Agreement, (x) there has not occurred any event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (y) except as set forth on Section 3.6 of the Company Disclosure Schedule, the Alkali Group has conducted the Business in the ordinary course of business; and (z) except as set forth on Section 3.6 of the Company Disclosure Schedule, no member of the Alkali Group has taken any of the following actions:

(a) with respect to any member of the Alkali Group, incurred any Indebtedness (x) after the Valuation Time or (y) before the Valuation Time in excess of $5,000,000 except (i) to the extent that such Indebtedness will be settled or otherwise eliminated prior to the Closing and disclosed on Section 3.6 of the Company Disclosure Schedule, or (ii) to replace or refinance existing Indebtedness and disclosed on Section 3.6 of the Company Disclosure Schedule, so long as, in each case, any such Indebtedness permits the transactions contemplated by this Agreement and provides for the termination of the obligations of Seller (solely to the extent constituting a Lien on the Acquired Interests) and the Alkali Group under such Indebtedness and releases Liens on the Acquired Interests and the assets and properties of the Alkali Group related thereto at Closing;

(b) with respect to any member of the Alkali Group, made any acquisition of any assets or businesses or capital expenditures in excess of $10,000,000 in the aggregate or outside the ordinary course of business, other than acquisitions of businesses in accordance with Contracts set forth in Section 3.6 of the Company Disclosure Schedule, made any disposition of any assets or businesses in excess of $250,000 in the aggregate or outside the ordinary course of business, other than dispositions of inventory or obsolete equipment in the ordinary course of business, or failed to continue to make capital expenditures in the ordinary course of business;

(c) other than in the ordinary course of business and sales or dispositions of businesses in accordance with Contracts set forth in Section 3.6 of the Company Disclosure Schedule or as may be required by applicable Law, licensed, assigned, sold, pledged, disposed of, leased, transferred or encumbered (i) any assets or businesses of the Alkali Group (excluding Alkali Group Intellectual Property) in excess of $10,000,000 in the aggregate or (ii) any Alkali Group Intellectual Property;

(d) with respect to any member of the Alkali Group, adopted a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(e) revoked or amended any Tax election relating to a member of the Alkali Group, made a Tax election relating to a member of the Alkali Group that is inconsistent with past practice, amended any Tax Return of any member of the Alkali Group, entered into any closing agreement with any Tax Authority in respect of Taxes of any member of the Alkali Group, settled any claim or assessment relating to Taxes of any member of the Alkali Group, in each case, only if such action would result in a material increase in the Liability for Taxes of any member of the Alkali Group for any Post-Closing Period;

(f) made any material change to the methods of financial accounting of the Alkali Group, except as required by a change in GAAP or in applicable Law; or

(g) solely with respect to this clause (g), since January 31, 2025, other than in the ordinary course of business, delayed the payment of accounts payable or accelerated the collection of accounts receivable.

3.7 Litigation. Except as set forth on Section 3.7 of the Company Disclosure Schedule, (a) there is no material Action pending, or to the Knowledge of the Company, threatened, against any member of the Alkali Group, or brought by any member of the Alkali Group, (b) no member of the Alkali Group is subject to any material outstanding Order, writ, or injunction and (c) there are no material settlements to which, as of the date hereof, any member of the Alkali Group is a party or by which any of their material assets or material properties are bound.

3.8 Compliance with Laws.

(a) The members of the Alkali Group are and, since December 31, 2022, have been in compliance in all material respects with all applicable Laws and Orders. Since December 31, 2022, no member of the Alkali Group has received any written notice of or been charged with the material violation of any Laws. The Parties understand and agree that this Section 3.8 does not apply to (i) matters involving Benefit Plans or Taxes, as these matters are governed by Section 3.10 and Section 3.13 respectively, (ii) matters involving Intellectual Property, as those matters are governed by Section 3.16, or (iii) environmental matters, as those matters are governed by Section 3.14.

(b) All the members of the Alkali Group currently are and, since December 31, 2022, have been, in compliance with: (i) all applicable economic sanctions Laws; (ii) all applicable Laws or regulations regarding the importation of goods, including the U.S. import Laws; (iii) all applicable export control Laws, including the Export Administration Regulations; (iv) U.S. anti-boycott Laws; and (v) all applicable anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) (collectively, clauses (i)-(iv),“Trade Controls”), in each case of clauses (i) through (v), except where the failure to be in compliance is not or would not reasonably be expected to be, individually or in the aggregate, material to the Alkali Group. Since December 31, 2022, none of the members of the Alkali Group, nor any of their respective directors, officers, employees, or, to the Knowledge of the Company, any of their respective agents has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any U.S. Governmental Entity that enforces Trade Controls with jurisdiction over the Alkali Group, such that the member or Person that is owned or controlled is subject to the same restrictions or prohibitions as the designated party. Since December 31, 2022, none of the members of the Alkali Group, nor any of their respective directors, officers or employees (except for any of the foregoing natural persons acting solely in their personal capacity), nor, to the Knowledge of the Company, any Person acting for, at the direction, or on behalf of any of them: (A) has made, paid or received any unlawful bribes, kickbacks or other similar payments; (B) has made or paid any unlawful contributions, directly or indirectly, to a domestic or foreign political party or candidate; or (C) otherwise has made or paid any improper foreign payment (as defined under the FCPA).

(c) Since December 31, 2022, the operations of the members of the Alkali Group are, and have been, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related rules or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency with jurisdiction over the Alkali Group (collectively, the “Money Laundering Laws”).

3.9 Permits. The members of the Alkali Group have, or will have as of the Closing, all material Permits which are used in or required for the operation of the Business as presently conducted, and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the transactions contemplated by this Agreement will not adversely affect them. No member of the Alkali Group is in material default or material violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any Permit to which such Person is a party. The Parties understand and agree that this Section 3.9 does not apply to any environmental matters, as those matters are governed by Section 3.14.

3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule identifies each material Benefit Plan as of the date of this Agreement.

(b) With respect to each Benefit Plan, Seller or the Company, as applicable, has made available to Purchaser, copies of (i) the plan document and all amendments thereto and in the case of an unwritten Benefit Plan, a written description thereof, (ii) current trust documents and administrative services agreements, (iii) most recent summary plan description, any subsequent summary of material modification thereto, (iv) the most recently filed IRS Form 5500 annual report (with applicable attachments), (v) the most recent Internal Revenue Service (“IRS”) determination, opinion or advisory letter for each Benefit Plan that is intended to be qualified under Code Section 401(a), (vi) the most recent annual premium payment forms filed with the Pension Benefit Guaranty Corporation, (vii) any non-routine correspondence with any Governmental Entity related to a Benefit Plan and (viii) the most recent nondiscrimination test results.

(c) Each Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and the applicable provisions of ERISA, the Code and all other Laws.

(d) The Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination letters from the IRS for the most recent cycle applicable to each such Benefit Plan and, to the Knowledge of the Company, nothing has occurred since the date of such determination or recognition of exemption that would reasonably be expected to adversely affect the qualification of such Benefit Plan.

(e) Except as provided in Section 3.10(e) of the Company Disclosure Schedule, neither any member of the Seller Group nor any member of the Alkali Group, nor any trade or business (whether or not incorporated) that would be treated together with any member of the Seller Group or the Alkali Group as a “single employer” within the meaning of Section 414 of the Code, at current, or at any time since December 31, 2022, maintains or maintained, contributes or contributed to, is or was required to contribute to, or has or had any actual or contingent Liability, whether direct or indirect, with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(f) No Benefit Plan has failed to satisfy the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, nor has any waiver of the minimum funding standards of Section 302 of ERISA or Section 412 of the Code been requested, or granted, with respect to any Benefit Plan.

(g) There has been no “reportable event” within the meaning of Section 4043 of ERISA that would reasonably result in material Liabilities to any member of the Seller Group or any member of the Alkali Group. To the Knowledge of the Company, no liability under Title IV of ERISA is expected to be incurred that could result in Liability to any Benefit Plan, any member of the Seller Group, or any member of the Alkali Group that is unsatisfied as of the Closing Date. No Benefit Plan that is subject to the minimum funding standards of ERISA or the Code is in “at risk” status (within the meaning of Section 430 of the Code).

(h) There are no pending audits or investigations by any Governmental Entity involving any Benefit Plan, and no pending or, to the Knowledge of the Company, threatened Actions (except for individual claims for benefits payable in the ordinary course of business) involving any Benefit Plan nor any fiduciary thereof.

(i) To the Knowledge of the Company there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Benefit Plan.

(j) Except as provided in Section 3.10(j) of the Company Disclosure Schedule, no Benefit Plan provides post-employment health, life or other welfare benefits other than as required under Section 4980B of the Code or any similar applicable Law.

(k) Except as provided in Section 3.10(k) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment) will (i) trigger any payment to any current or former employee, officer, director or independent contractor of the Alkali Group under any Benefit Plan or otherwise; (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits or trigger any other obligation to or in respect of any current or former employee, officer, director or independent contractor of the Alkali Group under any Benefit Plan or otherwise; (iii) result in any payment or benefit that would not be deductible pursuant to Section 280G of the Code or that would be subject to any Tax under Section 4999 of the Code; (iv) increase any amount of compensation or benefits otherwise payable under any Benefit Plan; or (v) limit the right to merge, amend or terminate any Benefit Plan.

(l) The Parties understand and agree that no representation or warranty is made in respect of employee benefit matters in any Section of this Agreement other than this Section 3.10.

3.11 Employees; Labor Matters.

(a) Section 3.11(a) of the Company Disclosure Schedule identifies each collective bargaining agreement or other Contract with any labor union or labor organization to which a member of the Alkali Group is a party or otherwise bound (collectively, the “Union Agreements”). Except for such matters that have not been or would not reasonably be expected to be, individually or in the aggregate, as of the date hereof, material to the Alkali Group, taken as a whole: at current, and since December 31, 2022 (i) there have been no strikes or lockouts in effect or, to the Knowledge of the Company, threatened, with respect to any employees of the Alkali Group or against any member of the Alkali Group, (ii) there have been no demands for recognition, representation proceedings, petitions seeking representation, or union organizing or decertification activity pending or, to the Knowledge of the Company, threatened involving any employees of the Alkali Group, (iii) there has been no unfair labor practice charges, material grievances, labor disputes, complaints, or labor arbitration proceedings pending or, to the Knowledge of the Company, threatened, with respect to current or former employees of the Alkali Group or against any member of the Alkali Group, and (iv) there has been no slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to any employees of the Alkali Group. The Company and its Subsidiaries are, and since December 31, 2022 have remained, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including (x) hiring, termination, terms and conditions of employment, wages and hours, equal opportunity, classification of employees and contractors, including as exempt and non-exempt, and as employees and independent contractors, background checks, and legal authorization to work in the United States, (y) unfair labor practices and (z) collective bargaining. Since December 31, 2022, no member of the Alkali Group has implemented any plant closing, mass layoff, or employee layoff, that was not in compliance with, the Worker Adjustment and Retraining Notification Act of 1998, as amended, or any similar applicable state, local or foreign Law (collectively, “WARN”). To the Knowledge of the Company, no employee of the Alkali Group is subject to any secrecy or noncompetition agreement or any other agreement that would materially impede the ability of such employee to carry out the activities of such employee in furtherance of the Business. With respect to the transactions contemplated by this Agreement, no notice to employees of the Alkali Group or their bargaining representatives is required by Law, collective bargaining agreement, or other Contract prior to the Closing Date to be given by any member of the Seller Group, and no bargaining, consent or similar obligations with any such employee representative are required to be satisfied prior to the Closing Date by any member of the Seller Group.

(b) Section 3.11(b) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all employees of the Alkali Group, including their respective titles, current base salary or wage rate, current target bonus or other cash incentive opportunity, start date, work location, employer, severance entitlement, overtime exempt or nonexempt status, whether or not any such employee is on leave of absence, and, if applicable, whether or not such employee is covered by a Union Agreement, and, if so, which one.

(c) To the Knowledge of the Company, no executive or key employee of the Alkali Group has submitted his or her resignation or intends to resign within the first twelve (12) months following the Closing, as of the date of this Agreement.

3.12 Property.

(a) Except for such matters that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the members of the Alkali Group have all necessary mineral rights, surface and subsurface rights, water rights and rights in water, rights of way, licenses, easements, ingress, egress and access rights, and all other rights and interests granting the members of the Alkali Group the rights and ability to mine, extract, remove, process, transport and market the minerals produced at the mines of the Business, in the ordinary course thereof (“Mineral Rights”), free and clear of any Liens, other than Permitted Liens. Neither the Company nor any other member of the Alkali Group, nor, to the Knowledge of the Company, any other party to a lease or other agreement providing for Mineral Rights, has violated any provision of such lease or other agreement providing for Mineral Rights, and no circumstance exists that, with or without notice, the lapse of time, or either, would constitute a default under, or give rise to any rights to terminate (in whole or in part) or suspend, any lease or other agreement providing for Mineral Rights. There are no leases, subleases, licenses, concessions, rights-of-way, easements or other agreements, whether written or oral, granting third Persons (other than members of the Alkali Group) the right of use or occupancy of, any Mineral Right (or the surface thereof).

(b) Section 3.12(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Owned Real Property and Leased Real Property (collectively, the “Real Property”), along with the street address and the identity of the record owner, lessor, lessee and current occupant (if different from lessee) of each such Real Property. With respect to each Owned Real Property: (i) the members of the Alkali Group have good and valid fee simple title to the Owned Real Property, in each case free and clear of all Liens except for Permitted Liens, (ii) there are no leases, subleases, or other similar agreements affecting the Owned Real Property, and (iii) there are no outstanding options, rights for first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein other than this Agreement. Seller has made available to Purchaser true, correct and complete copies of all deeds, title policies and surveys regarding the Owned Real Property in Seller’s or its Affiliates’ possession or reasonable control.

(c) Section 3.12(c) of the Company Disclosure Schedule contains a true, correct and complete list of all leases (including all amendments extensions, renewals, guaranties and other agreements with respect thereto) (collectively, the “Leases”) for each such Leased Real Property. Seller has made available to Purchaser true, correct and complete copies of the Leases. With respect to the Leases: (A) such Lease is binding, enforceable and in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and the application of any bankruptcy or other creditor’s rights laws, (B) the members of the Alkali Group have good and valid leasehold estate in all Leased Real Property, free and clear of all Liens except for Permitted Liens, (C) neither any member of the Alkali Group nor, to the Knowledge of the Company, any other party to the Lease is in breach or default under such Lease, and no event has occurred or, to the Knowledge of the Company, circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, and (D) no member of the Alkali Group has assigned, subleased, mortgaged, deed in trust or otherwise transferred or granted any security interest in such Lease or Leased Real Property or any interest therein.

(d) There are no pending, or to the Knowledge of the Company, threatened proceedings by any Governmental Entity to condemn, take, expropriate or demolish the Real Property or Mineral Rights.

3.13 Taxes. Except for such matters that have not been or would not reasonably be expected to be, individually or in the aggregate, a Material Adverse Effect: (i) all Tax Returns required to be filed by or with respect to any member of the Alkali Group have been timely filed (taking into account valid extensions) and all such Tax Returns are correct and complete in all respects; (ii) all Taxes required to be paid by any member of the Alkali Group (whether or not shown to be due on any Tax Returns) have been paid or will be timely paid by the due date thereof; (iii) there is no pending Action by any Tax Authority with respect to any Taxes of the members of the Alkali Group; (iv) each member of the Alkali Group has complied with all applicable Laws relating to the withholding, collection and remittance of Taxes; (v) in the last two (2) years no member of the Alkali Group has been a “distributing corporation” or a “controlled corporation” in a distribution that was intended to qualify, in whole or in part, under Sections 355(a) of the Code; (vi) in the last three (3) years, no written claim has been made by a Tax Authority in a jurisdiction where any member of the Alkali Group does not file income or franchise Tax Returns that such member is or may be subject to income or franchise taxation by that jurisdiction which claim has not yet been fully resolved; (vii) no member of the Alkali Group has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4; (viii) no member of the Alkali Group is a party to or bound by any Tax allocation or sharing agreement except for (x) any such agreement solely among or between two or more members of the Alkali Group (that has been disclosed on Section 3.13 of the Company Disclosure Schedule) and (y) customary tax provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Taxes (including, without limitation, gross up or other tax sharing or allocation provisions contained in any credit agreement, lease or other commercial agreement); (ix) no member of the Alkali Group is the subject of any agreement or waiver providing for any extension of time within which to pay or remit any Taxes or for any Governmental Entity to assess or collect Taxes; (x) each member of the Alkali Group (other than ANSAC and its Subsidiary) is classified for U.S. federal income Tax purposes as an entity disregarded as separate from Seller; (xi) ANSAC has (i) to the Knowledge of the Company, at all times until December 31, 2022 (x) been validly classified for U.S. federal income Tax purposes as a cooperative corporation within the meaning of Section 1381(a)(2) of the Code and (y) complied with all applicable requirements under Sections 1381 through 1388 of the Code to be so classified, and (ii) at all times since January 1, 2023 been validly classified for U.S. federal income Tax purposes as a C corporation; and (xii) there are no liens for Taxes on any assets of any member of the Alkali Group other than Permitted Liens. To the extent relating to any member of the Alkali Group, Seller has terminated or caused to be terminated, on or before the Closing Date, all Tax sharing, allocation, indemnification and similar agreements or arrangements (other than this Agreement and customary tax provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Taxes (including gross up or other tax sharing or allocation provisions contained in any credit agreement, lease or other commercial agreement)), if any, to which any member of the Alkali Group, on the one hand, and any member of the Seller Group, on the other hand, are parties, and neither Seller nor any of its Affiliates nor any member of the Alkali Group shall have any rights or obligations thereunder after the Closing. The Parties understand and agree that no representation or warranty is made by the Company in this Agreement in respect of Tax matters, other than the representations and warranties set forth in this Section 3.13.

3.14 Environmental Matters.

(a) Except for such matters that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except as set forth in Section 3.14(a) of the Company Disclosure Schedule:

(i) members of the Alkali Group, the facilities and operations on the Real Property and the operation of the Business are, and since December 31, 2022 have been, in compliance with applicable Environmental Laws, including, compliance with all applicable and legally required Reclamation Requirements, including, all financial assurance, security and bonding requirements under applicable Environmental Laws and Environmental Permits (“Financial Assurance”). None of the members of the Alkali Group is currently required to perform reclamation obligations (other than maintaining Financial Assurance) in connection with such member’s Business or Real Property, pursuant to Environmental Law or Contract or as a result of a written direction by any Governmental Entity having jurisdiction that have not been completed. Each of the members of the Alkali Group has posted all Financial Assurances legally required to be posted in connection with such Business and, to the Knowledge of the Company, such member is not required to materially increase the amount of any Financial Assurance with respect to such Business in connection with the transactions contemplated hereunder;

(ii) members of the Alkali Group, the facilities and operations on the Real Property and the operation of the Business are and since December 31, 2022 have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all material Permits required under all applicable Environmental Laws and necessary to own or operate the Business or the Real Property (the “Environmental Permits”), and to the Knowledge of the Company, each Environmental Permit is valid and in full force and effect, and the transactions contemplated by this Agreement will not adversely affect them. No member of the Alkali Group is in default or violation of any term, condition or provision of any Environmental Permit to which such member is a party and there are no proceedings pending or, to the Knowledge of the Company, threatened that seek the revocation, cancellation, suspension, termination or modification of such Environmental Permit. Each of the members of the Alkali Group has timely filed for renewals of any Environmental Permits;

(iii) no members of the Alkali Group are subject to any pending, or to the Knowledge of the Company, threatened, claim, Action or Order, or have received any written notice, alleging that a member of the Alkali Group or the Business is in violation of any Environmental Law or any Environmental Permit or that any member of the Alkali Group has any Liability under any Environmental Law;

(iv) there are no pending or, to the Knowledge of the Company, threatened investigations of the Alkali Group or the Business, the Real Property or any other currently or previously owned or leased real property of the members of the Alkali Group or used in connection with the operation of the Business under Environmental Laws, which have or would reasonably be expected to result in any violation of, or any member of the Alkali Group, the Business or Purchaser incurring any Liability pursuant to any Environmental Law;

(v) no member of the Alkali Group has (i) to the Knowledge of the Company, disposed of, arranged for or permitted the disposal of, Released, or exposed any Person to, any Hazardous Material, or (ii) owned or operated any property or facility contaminated by any Hazardous Material, in each case so as to give rise to Liability pursuant to any Environmental Laws, including, Liability for rehabilitation or reclamation of any Real Property;

(vi) except for terms and conditions in lease agreements and customer Contracts entered into in the ordinary course of the Business and except for indemnities or agreements that have expired, concluded, been settled, or are no longer surviving or outstanding, none of the members of the Alkali Group has entered into any indemnity or other agreement with any other Person imposing or assuming Liabilities of such other Person relating to Environmental Laws or Hazardous Materials; and

(vii) to the Knowledge of the Company, none of the members of the Alkali Group has arranged directly, or by delegation to any Person, for the treatment, storage, disposal or recycling of any Hazardous Material at any off-site location or facility that is listed or proposed for listing on the National Priorities list or any state list of sites requiring investigation, remediation or other response action under Environmental Laws.

(b) Seller has provided to Purchaser all material environmental reports, including all material environmental site assessments, results of soil or groundwater sampling, inspections, audits and investigations, pending or unresolved notices of actual or potential material violation of or material Liability under Environmental Laws, and other material documents pertaining to Hazardous Materials in, on, or under the Real Property and Mineral Rights, in each case in the possession, custody or reasonable control of Seller or any member of the Seller Group or Alkali Group and material to an understanding of the material Liabilities of the Business under Environmental Laws.

(c) The Parties understand and agree that no representation or warranty is made by the Company in this Agreement in respect of environmental matters, other than the representations and warranties set forth in this Section 3.14 and in Section 3.4 and Section 3.5.

3.15 Material Contracts.

(a) Section 3.15 of the Company Disclosure Schedule includes, as of the date of this Agreement, all of the following Contracts (other than purchase orders, invoices and mineral leases) to which any member of the Alkali Group is a party or is bound (together with the Union Agreements, the “Material Contracts”) (provided that Section 3.15 of the Company Disclosure Schedule shall not be required to reference each individual purchase order, invoice or mineral lease, but regardless of whether such Contracts are referenced, each shall be considered a “Material Contract”):

(i) any Contract or group of related Contracts that involves non-cancelable commitments to make capital expenditures or which provides for payments for goods or services by the members of the Alkali Group to any Person in excess of $7,500,000 in fiscal year 2024 or the performance of which is expected to involve expenditures by the Alkali Group in excess of $22,500,000 over the life of the Contract;

(ii) any Contract or group of related Contracts that involved annual consideration for products or services provided by the Alkali Group in excess of $7,500,000 in fiscal year 2024 or the performance of which is expected to involve revenue to the Alkali Group in excess of $22,500,000 over the life of the Contract;

(iii) any joint venture or partnership agreements with any unaffiliated third party involving a sharing of profits or losses with such unaffiliated third party and any material agreements with former members of ANSAC that include ongoing material obligations or material liabilities of Alkali Group or ongoing licenses of material Intellectual Property;

(iv) any employment or consulting agreements with any natural person involving an annual base compensation in excess of $275,000 and any independent contractor or consulting agreements with any natural person or any organization composed of no more than one natural person (whether or not incorporated or employing a trade name) involving an annual fee in excess of $275,000;

(v) any Contract pursuant to which the members of the Alkali Group are a lessee of any personal property or real property, for which the aggregate annual base rent or lease payments exceed $7,500,000, respectively;

(vi) any Contract providing for or securing Indebtedness in an amount in excess of $1,500,000 outstanding (other than (A) intracompany Indebtedness (as between the members of the Alkali Group) and (B) trade accounts payable and other accrued current liabilities) or relating to any Liens on any assets of the Alkali Group;

(vii) any Contract with respect to any future disposition or granting a right of first refusal or first negotiation with respect to the sale of any equity interests or assets (or rights thereto) of any member of the Alkali Group;

(viii) any Contract that is an operating or leveraged lease for railcars;

(ix) other than Contracts in the ordinary course of business, Contracts for the acquisition, sale, assignment, transfer or other acquisition or disposition of any business or any material assets of the members of the Alkali Group (in a single transaction or a series of related transactions, whether by merger, sale of stock, sale of assets or otherwise) and (A) under which the members of the Alkali Group have any continuing liability or (B) which were for a purchase price in excess of $22,500,000, and were entered into by any member of the Alkali Group after December 31, 2022;

(x) any Contract containing a provision that (A) materially restricts any member of the Alkali Group from competing in a particular geographic area or scope of business or from soliciting any Person for business, (B) limits or restrains the Alkali Group from soliciting any individual for employment, or (C) contains “most favored nation” pricing terms or grants any right of first offer or right of first refusal;

(xi) any Contract with a customer of the Alkali Group granting such customer exclusive relations with a term of longer than one year, or with automatic renewal provisions notwithstanding the duration of the term;

(xii) any material Contract for the supply of products or services to a Governmental Entity;

(xiii) any Contract, excluding a mineral lease, under which a third Person that is not a member of the Alkali Group is entitled to a share of production from (or that is attributable to) the Mineral Rights or any payment calculated directly, in whole or in part, using the amount of production from Mineral Rights;

(xiv) any settlement, conciliation, or litigation “standstill” Contract pursuant to which, after the date of this Agreement, a member of the Alkali Group will be required to satisfy any obligation;

(xv) any Contract with an officer or director of any members of the Alkali Group; and

(xvi) any performance bonds or surety bonds of the Alkali Group.

(b) The Company has made available an accurate copy, or, solely with respect to oral contracts, a fair summary of key terms of, each Material Contract. Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, each Material Contract is a legal, valid and binding obligation of a member of the Alkali Group, and, to the Knowledge of the Company, on each counterparty thereto, and is in full force and effect, except for such failures to be valid, binding or in full force and effect that have not had or would not reasonably be expected to have a material and adverse effect on the Business. No member of the Alkali Group, on the one hand, nor, to the Knowledge of the Company, any other party to a Material Contract, on the other hand, is in breach or default in any material respect under any Material Contract to which it is a party. There are no material disputes pending or, to the Knowledge of the Company, threatened in writing, and, to the Knowledge of the Company no written notice of any intention to terminate or materially modify any Material Contract has been received by any member of the Alkali Group since December 31, 2023.

3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a list as of the date hereof of all issued patents and pending patent applications, and all registrations and pending applications for registration of Intellectual Property that are, in each case, part of the Alkali Group Intellectual Property, setting forth as to each such item as applicable, the owner(s) of record (and, in the case of domain names, the registrant), jurisdiction of application and/or registration, the application and/or registration number and the date of application and/or registration. Except as set forth in Section 3.16(a) of the Company Disclosure Schedule, each item of Alkali Group Intellectual Property required to be set forth in Section 3.16(a) of the Company Disclosure Schedule (i) is in effect, and there is no pending or, to the Knowledge of the Company, threatened Action to invalidate or find unenforceable any such item of Alkali Group Intellectual Property, (ii) has been duly applied for and registered, and (iii) is duly assigned to and is recorded in the name of a member of the Alkali Group, except, in each case of (i) through (iii), as had not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Notwithstanding the foregoing, no representation is made herein with respect to the patents that are identified as expired on Section 3.16(a) of the Company Disclosure Schedule.

(b) A member of the Alkali Group is the sole and unrestricted legal and beneficial owner of all Alkali Group Intellectual Property free and clear of all Liens, adverse claims, any requirement of any past (if outstanding), present or future royalty payments, or otherwise encumbered or restricted by any rights of any third party other than the IP Contracts listed in Section 3.16(b) of the Company Disclosure Schedule or Permitted Liens. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby will not result in the loss, forfeiture, termination, license, or impairment of, or give rise to any obligation to transfer or to create, change or abolish, or limit, terminate, or consent to the continued use of any rights in Alkali Group Intellectual Property or any IP Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. At the Closing, Purchaser and the members of the Alkali Group will (a) taking into account all Ancillary Agreements and (b) subject to Sections 6.7, 6.12 and 6.13, own or have the right to use, all of the Intellectual Property used in and necessary to conduct the Business as currently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Since December 31, 2022, to the Knowledge of the Company, the Alkali Group and the conduct of the Business has not infringed, misappropriated or violated the Intellectual Property of any Person, and there are no pending or, to the Knowledge of the Company, threatened Actions with respect to the foregoing. To the Knowledge of the Company, no third party has since December 31, 2022, infringed, misappropriated or violated the Alkali Group Intellectual Property.

(d) Section 3.16(d) of the Company Disclosure Schedule sets forth a complete and correct list of all material licenses, sublicenses, and other agreements to which Seller or any Affiliate of Seller (including the Alkali Group) is a party pursuant to which: (i) any Person is authorized to use any Alkali Group Intellectual Property; (ii) the rights to fully exploit any Alkali Group Intellectual Property by any member of the Alkali Group is limited; (iii) Seller or any Affiliate of Seller (including the Alkali Group) is authorized to use Intellectual Property of a third party that is used exclusively in the Business (other than (A) off-the-shelf software licensed under shrink wrap or clickwrap agreements for an annual fee of less than $250,000 and (B) all licenses, sublicenses, and other agreements to which Seller or any Affiliate of Seller (other than the Alkali Group) is a party that relate to services to be provided under the Ancillary Agreements); and (iv) any Intellectual Property used in the Business that is or has been developed by or for Seller or any Affiliate of Seller (including, the Alkali Group) is assigned to Seller or any Affiliate of Seller (including the Alkali Group) by any other Person, or assigned by Seller or any Affiliate of Seller (including, the Alkali Group) to any other Person (other than Intellectual Property assignment agreements with employees of Seller or any Affiliate of Seller (including the Alkali Group) entered into in the ordinary course of Seller or such Affiliate) (collectively, “IP Contracts”).

(e) Seller and all Affiliates of Seller (including the Alkali Group) have taken reasonable best steps to protect and maintain all Alkali Group Intellectual Property, including to preserve the confidentiality of any Trade Secrets, except where such failure to protect and maintain has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Any disclosure by a member of the Alkali Group of its Trade Secrets to any other Person has been pursuant to a written agreement with such Person or is otherwise lawful except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, in the past three (3) years, no person has gained unauthorized access to any Trade Secrets included within the Alkali Group Intellectual Property.

(f) The members of the Alkali Group own and have the right use and at the Closing will (a) taking into account all of the Ancillary Agreements and (b) subject to Sections 6.7, 6.12 and 6.13, own or have the right to use all material information technology hardware and software used or held for use in the Business, and such hardware and software is adequate and sufficient in all material respects to meet the processing and other business requirements of the Business as currently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) The Parties understand and agree that no representation or warranty is made by the Company in this Agreement in respect of Intellectual Property matters, other than the representations and warranties set forth in this Section 3.16 and in Sections 3.7 and 3.15.

3.17 Intercompany Arrangements.

(a) Except (i) for the Ancillary Agreements, (ii) arrangements, understandings or Contracts pursuant to or in connection with the Note Purchase Agreement and (iii) any arrangements, understandings or Contracts relating to synthetic financing arrangements between Seller and members of the Alkali Group that will be terminated on or prior to the Closing Date, Section 3.17 of the Company Disclosure Schedule lists all arrangements, understandings and Contracts between or among the members of the Alkali Group, on the one hand, and Seller (for the avoidance of doubt, other than any Benefit Plan), on the other hand.

(b) Except as set forth in Section 3.17(b) of Company Disclosure Schedule and other than those agreements related to ordinary course employment, no material Contract between an officer or director of Seller or any of its Affiliates (including any member of the Alkali Group) and any member of the Alkali Group shall be in effect following or otherwise survive the Closing.

3.18 Brokers. Except for the Persons set forth in Section 3.18 of the Company Disclosure Schedule, whose fees with respect to the transactions contemplated by this Agreement will be borne by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Agreement based upon arrangements made by or on behalf of any member of the Alkali Group.

3.19 Title to Assets; Sufficiency of Assets.

(a) Each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, the material tangible and intangible assets shown on the latest balance sheet included in the Financial Statements as owned by it, acquired since the latest balance sheet included in the Financial Statements or purported to be owned by it, free and clear of all Liens, except for Permitted Liens, and except for assets disposed of in the ordinary course of business since the date of the latest balance sheet included in the Financial Statements.

(b) At the Closing, Purchaser and the members of the Alkali Group will, (a) taking into account all of the Ancillary Agreements and (b) subject to Sections 6.7, 6.12 and 6.13, own or have the right to use all of the assets or obtain services (on the terms and subject to the conditions of the Contracts governing the provision of such services) used in, held for use or are necessary to conduct in all material respects the Business as conducted and as proposed in the current plans of the Alkali Group to be conducted as of the date of this Agreement.

(c) To the Knowledge of Seller, the Alkali Group’s material tangible assets and the IT Systems are (i) maintained in accordance with normal industry practice and (ii) are in good operating condition and repair (subject to normal wear and tear consistent with the age of such assets).

3.20 Insurance.

(a) Section 3.20(a) of the Company Disclosure Schedule lists each insurance policy maintained by the Seller Group or the Alkali Group as of the date hereof which is material to the Alkali Group taken as a whole (each, an “Alkali Relevant Policy”). With respect to the Business, as of the date hereof, the Seller Group or the Alkali Group, as applicable, maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice. The Alkali Relevant Policies currently are in full force and effect, all premiums due with respect thereto have been timely paid in full, the members of the Seller Group or the Alkali Group, as applicable, are in material compliance with the terms and provisions thereof and, except as otherwise set forth in Section 6.8, will continue to be in full force and effect immediately following the Closing. No member of the Seller Group or the Alkali Group, as applicable, has taken any action or failed to take action that, with notice or the lapse of time, would constitute a material breach or default or permit termination or material modification of any Alkali Relevant Policy.

(b) Except as set forth on Section 3.20(b) of the Company Disclosure Schedule, there are no claims by or with respect to any member of the Alkali Group pending under any of the Alkali Relevant Policies. No written notice of cancellation, non-renewal, termination, material reduction of coverage, refusal or any coverage, rejection of any material claim or material adjustment in the amount of premiums payable has been received by any member of the Seller Group or the Alkali Group with respect to any of the Alkali Relevant Policies, and to the Knowledge of the Company, no such action is threatened, other than such notices which are received for policies that have expired on their terms, nor has any member of the Seller Group or the Alkali Group been denied any claim or made any claim which is subject to reservation of rights of the insurer, in each case, in respect of the Business.

3.21 Accounts Receivable. The accounts receivable, notes receivable and other receivables of the Alkali Group on the balance sheet included in the Interim Financial Statements, and all of the Alkali Group’s accounts receivable, notes receivable and other receivables since the date of Interim Financial Statements, arose from bona fide transactions, the goods involved have been sold and shipped to or on behalf of the account obligors and no further filings (with any Governmental Entity, insurers or others) are required to be made, no further goods are required to be provided and no further services are required to be rendered in order to complete the sales reflected by such accounts receivable, notes receivable and other receivables. No such receivable has been assigned or pledged, in whole or in part, to any Person. All outstanding accounts receivable, notes receivable and other receivables deemed uncollectible have been reserved against on the Financial Statements in accordance with GAAP. Since the date of the Interim Financial Statements, no member of the Alkali Group has cancelled, or has agreed to cancel, in whole or in part, any such receivables, except in the ordinary course of business.

3.22 Inventory. The inventory of the Alkali Group consists of good, usable and merchantable quality in all material respects and none of such inventory is damaged or obsolete, except to the extent of reserves on the balance sheet included in the Interim Financial Statements, as adjusted in accordance with GAAP in the ordinary course of business since the date thereof. All of such inventory conforms and was manufactured, in each case, in all material respects, with applicable Law.

Except for the representations and warranties contained in this Article III (or as reflected in any schedules or certificates delivered pursuant to this Agreement) or in any Ancillary Agreement, Purchaser acknowledges that neither the Company nor any other Person on behalf of the Company has made, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Business, the members of the Alkali Group or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser by or on behalf of the Company (including in the Dataroom).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Company Disclosure Schedule, (provided that disclosure in any section of the Company Disclosure Schedule (other than Sections 4.1, 4.2 and 4.3 of the Company Disclosure Schedule, which matters shall be disclosed only by specific disclosure in the respective section of the Company Disclosure Schedule) shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent on its face), Seller represents and warrants to Purchaser as follows:

4.1 Organization and Qualification. Seller and each other member of the Seller Group that is a party to an Ancillary Agreement is duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign Person in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not and would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Seller or such other member of the Seller Group to perform its obligations under this Agreement or any Ancillary Agreement or prevent the consummation of the Sale.

4.2 Authority Relative to this Agreement. Seller and each other member of the Seller Group has all necessary power and authority, and has taken all action necessary, to authorize, execute, deliver and perform this Agreement and each Ancillary Agreement to which it is party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms of this Agreement and the Ancillary Agreements. This Agreement has been, and each of the Ancillary Agreements when executed will be, duly and validly executed and delivered by Seller and each other member of the Seller Group (in each case to the extent a party thereto) and, assuming the due authorization, execution and delivery by Purchaser and its Affiliates of this Agreement and each Ancillary Agreement to which each of Purchaser and its Affiliates is a party, constitutes (or, in the case of the Ancillary Agreements, will constitute) a valid, legal and binding agreement of Seller and such other member of the Seller Group, as applicable, enforceable against Seller and such other member of the Seller Group, as applicable, in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

4.3 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Seller or another member of the Seller Group for the execution, delivery and performance by Seller or such other member of the Seller Group of this Agreement or any Ancillary Agreement, except (a) compliance with the applicable requirements of the HSR Act and any non-U.S. Antitrust Laws listed on Section 4.3 of the Company Disclosure Schedule; (b) compliance with any foreign, state or federal licenses or permits listed on Section 4.3 of the Company Disclosure Schedule; or (c) any such filings, notices, licenses, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not, individually or in the aggregate, impair in any material respect the ability of Seller or another member of the Seller Group, the Company or Purchaser and its Affiliates, as the case may be, to perform their respective obligations under this Agreement or any Ancillary Agreement or prevent the consummation of the Sale. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, and except as would not impair in any material respect the ability of Seller or another member of the Seller Group, the Company or Purchaser and its Affiliates, as the case may be, to perform their respective obligations under this Agreement or any Ancillary Agreement or prevent the consummation of the Sale, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement (if applicable) by Seller and such other member of the Seller Group, as applicable, nor the consummation by Seller or such other member of the Seller Group, as applicable, of the transactions contemplated by this Agreement or any Ancillary Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the certificate of formation or limited liability company agreement (or similar Organizational Documents) of Seller or another member of the Seller Group, (ii) result in a breach, violation or infringement of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Contract to which Seller or another member of the Seller Group is a party or by which it or any of their properties or assets may be bound, or (iii) violate or infringe any Law applicable to Seller or another member of the Seller Group or any of their properties or assets, except in the case of each of clauses (ii) and (iii), for violations or infringements that would not and would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Seller or another member of the Seller Group to perform their obligations under this Agreement or any Ancillary Agreement or prevent the consummation of the Sale.

4.4 Title to Acquired Interests. Seller owns of record and beneficially the Acquired Interests, and Seller has good and marketable title to the Acquired Interests free and clear of all Liens, other than those arising under applicable securities Laws.

4.5 Litigation. As of the date of this Agreement, (a) there is no Action pending, or to the Knowledge of Seller, threatened, against Seller or any of its Subsidiaries which would reasonably be expected to prevent or hinder any of the transactions contemplated hereby and (b) neither Seller nor any Subsidiary thereof is subject to any outstanding Order, writ or injunction that would reasonably be expected to prevent or hinder any of the transactions contemplated hereby.

4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement for which Purchaser would be responsible based upon arrangements made by or on behalf of Seller.

Except for the representations and warranties contained in this Article IV (or as reflected in any schedules or certificates delivered pursuant to this Agreement) or in any Ancillary Agreement, Purchaser acknowledges that Seller has not made, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, or its businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Except as set forth in the disclosure schedule delivered to the Company and Seller prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”) (provided that disclosure in any section of the Purchaser Disclosure Schedule (other than Sections 5.1, 5.2 and 5.3 of the Purchaser Disclosure Schedule, which matters shall be disclosed only by specific disclosure in the respective section of the Purchaser Disclosure Schedule) shall apply to any other section to the extent that the relevance of such disclosure to such other section is reasonably apparent on its face), Purchaser represents and warrants to the Company and Seller as follows:

5.1 Organization and Qualification. Purchaser and each of its Affiliates that is a party to an Ancillary Agreement is duly organized, validly existing and in good standing under the Laws of Delaware, and has all requisite power and authority to carry on its business as now being conducted and is qualified to do business and is in good standing as a foreign Person in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not and would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Purchaser or such Affiliate to perform its obligations under this Agreement or any Ancillary Agreement or prevent the consummation of the Sale.

5.2 Authority Relative to this Agreement. Purchaser and each of its Affiliates has all necessary power and authority, and has taken all action necessary, to authorize, execute, deliver and perform this Agreement and each Ancillary Agreement to which it is party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms of this Agreement and the Ancillary Agreements. This Agreement has been, and each of the Ancillary Agreements when executed will be, duly and validly executed and delivered by Purchaser and each of its Affiliates (in each case to the extent a party thereto) and, assuming the due authorization, execution and delivery by Seller and each applicable member of the Seller Group of this Agreement and each Ancillary Agreement to which each such Person is party, constitutes (or, in the case of the Ancillary Agreements, will constitute) a valid, legal and binding agreement of Purchaser and each such Affiliate, as applicable, enforceable against Purchaser and such Affiliate, as applicable, in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at Law).

5.3 Consents and Approvals; No Violations. No filing with or notice to, and no license, permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or its Affiliates for the execution, delivery and performance by Purchaser or its Affiliates of this Agreement or any Ancillary Agreement, except (a) compliance with the applicable requirements of the HSR Act and any non-U.S. Antitrust Laws listed on Section 5.3 of the Purchaser Disclosure Schedule; (b) compliance with any foreign, state or federal licenses or permits listed on Section 5.3 of the Purchaser Disclosure Schedule; or (c) any such filings, notices, licenses, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not, individually or in the aggregate, impair in any material respect the ability of Seller or another member of the Seller Group, the Company or Purchaser and its Affiliates, as the case may be, to perform their respective obligations under this Agreement or any Ancillary Agreement or prevent the consummation of the Sale. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement (if applicable) by Purchaser or such Affiliate, as applicable, nor the consummation by Purchaser or such Affiliate, as applicable, of the transactions contemplated by this Agreement or any Ancillary Agreement will (i) conflict with or result in any breach, violation or infringement of any provision of the articles of incorporation or bylaws (or similar Organizational Documents) of Purchaser or its Affiliates, (ii) result in a breach, violation or infringement of, or constitute (with or without notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Contract to which Purchaser or its Affiliates is a party or by which it or any of their properties or assets may be bound, or (iii) violate or infringe any Law applicable to Purchaser or its Affiliates or any of their properties or assets, except, in the case of each of clauses (ii) and (iii), for violations or infringements that would not and would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of Purchaser or its Affiliates to perform their obligations under this Agreement or any Ancillary Agreement or prevent the consummation of the Sale.

5.4 [Intentionally Omitted].

5.5 Litigation. As of the date of this Agreement, (a) there is no Action pending, or to the Knowledge of Purchaser, threatened, against Purchaser or any of its Subsidiaries which would reasonably be expected to prevent or hinder any of the transactions contemplated hereby and (b) neither Purchaser nor any Subsidiary thereof is subject to any outstanding Order, writ or injunction that would reasonably be expected to prevent or hinder any of the transactions contemplated hereby.

5.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement for which Seller or any member of the Seller Group would be responsible based upon arrangements made by or on behalf of Purchaser or its Affiliates.

5.7 Acquisition of Acquired Interests for Investment. Purchaser (and, if applicable, its Affiliate that will directly hold the Acquired Interests) has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of its purchase of the Acquired Interests and is capable of such evaluation. Purchaser confirms that Seller has made available (or caused to be made available) to Purchaser and Purchaser’s agents and representatives the opportunity to ask questions of the officers and management and employees of the Alkali Group as well as access to the documents, information and records of the Alkali Group and to acquire additional information about the business and financial condition of the Alkali Group, and Purchaser confirms that it has made an independent investigation, analysis and evaluation of the Alkali Group and their properties, assets, business, financial condition, prospects, documents, information and records. Purchaser (and, if applicable, its Affiliate that will directly hold the Acquired Interests) is acquiring the Acquired Interests for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Acquired

Interests. Purchaser (on its own behalf and on behalf of any Affiliate designee) acknowledges that the Acquired Interests have not been registered under the Securities Act or any state or foreign securities Laws, and agrees that the Acquired Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities Laws, in each case, to the extent applicable. Purchaser (and, if applicable, its Affiliate that will directly hold the Acquired Interests) is an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act.

5.8 Inspections; Limitation of the Company’s and Seller’s Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, PURCHASER ACKNOWLEDGES THAT THE ACQUIRED INTERESTS AND THE BUSINESSES AND PROPERTIES OF THE ALKALI GROUP ARE FURNISHED “AS IS, WHERE IS,” AND, SUBJECT TO THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III AND ARTICLE IV (OR AS REFLECTED IN ANY SCHEDULES OR CERTIFICATES DELIVERED PURSUANT TO THIS AGREEMENT) OR IN ANY ANCILLARY AGREEMENTS, WITH ALL FAULTS AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE ASSETS OR PROPERTIES OF THE MEMBERS OF THE ALKALI GROUP.

5.9 No Regulatory Impediment. To the Knowledge of Purchaser, there is no fact relating to Purchaser or any of its Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that would reasonably be expected to impair the ability of the Parties to this Agreement to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of, or ability to contract with, any U.S. Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement.

5.10 ERISA. Purchaser is not an “employee benefit plan” as defined in ERISA, whether or not subject to ERISA, or a “plan” as defined in Section 4975 of the Code, and none of Purchaser’s assets constitutes (or is deemed to constitute for purposes of ERISA or Section 4975 of the Code, or any substantially similar federal, state or municipal Law) “plan assets” for purposes of 29 CFR Section 2510.3-101, as amended by Section 3(42) of ERISA, or otherwise for purposes of ERISA or Section 4975 of the Code.

5.11 Solvency. Purchaser is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Purchaser is Solvent as of the date of this Agreement and, assuming the satisfaction of the conditions to Seller’s and the Company’s obligation to consummate the transactions contemplated hereby, Purchaser, the Company and each of its Subsidiaries (on both a stand-alone and on a combined basis) will, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Purchase Price and all other amounts required to be paid, borrowed or refinanced in connection with the consummation of the transactions contemplated by this Agreement and all related fees and expenses, be Solvent at and after the Closing Date.

5.12 Representation and Warranty Policy. Concurrently with the execution of this Agreement, Purchaser has acquired a transaction representation and warranties insurance policy attached hereto as Exhibit A (the “R&W Policy”) with a general retention amount equal to $7,125,000 (the “General Retention Amount”) and a fundamental representation retention amount equal to $3,562,500 (the “Fundamental Retention Amount”) and that includes a waiver of subrogation rights against Seller and the other Seller Parties as defined therein, except in the case of fraud, which waiver of subrogation rights shall not be amended without Seller’s and Seller Parent’s consent.

5.13 Trade Controls. None of Purchaser, nor any of their respective directors, officers, or any of their respective agents acting in connection with this Agreement and transactions contemplated hereby is designated on, or is owned or controlled by an party that has been or is designated on, any list of restricted parties maintained by any U.S. Governmental Entity that enforces Trade Controls such that the Person that is owned or controlled is subject to the same restrictions or prohibitions as the designated party. Purchaser shall not, and shall not permit any of its Subsidiaries or any other Person to, directly or indirectly, fund all or part of any payment of the Purchase Price or other payments under this Agreement out of proceeds derived from criminal activity or activity or transactions in violation of any Trade Controls or Money Laundering Laws, or that would otherwise cause any Person (including any Person participating under this Agreement, whether as Seller or otherwise) to be in violation of any Trade Controls or Money Laundering Laws.

Except for the representations and warranties contained in this Article V (or as reflected in any schedules or certificates delivered pursuant to this Agreement) or in any Ancillary Agreement, Seller acknowledges that Purchaser has not made, and Seller has not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, or its businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Seller.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Access to Books and Records.

(a) Seller shall use commercially reasonable efforts to deliver, or cause to be delivered, to Purchaser, within forty-five (45) days after the Closing Date, all material files, books, records, information and data relating to the Business that are in the possession or control of the Seller Group; provided that such access shall not be construed to require the disclosure of records that would cause the waiver of any attorney-client, work product or like privilege; provided, further that in the event of any litigation nothing herein shall limit any Party’s rights of discovery under applicable Law.

(b) Seller shall, to the extent permitted by applicable Law, afford to representatives of Purchaser reasonable access to, from and after the Closing Date to the date that is five (5) years from the Closing Date, the books and records of the members of the Alkali Group not delivered to Purchaser under Section 6.1(a), if applicable, during normal business hours, upon reasonable notice and in accordance with reasonable procedures established by Seller; provided, however, that (A) Seller shall not be required to violate any written confidentiality agreement with a third party to which Seller may be subject in discharging its obligations pursuant to Section 6.1(a); (B) Seller shall make available the personnel files of the employees of the Alkali Group only after the Closing Date; and (C) Seller shall not be required to conduct, or assist Purchaser in conducting, any physical count of inventory.

(c) Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would or would reasonably be expected to result in the loss of the attorney-client privilege of such party (provided that such information may be provided to Purchaser’s counsel on a counsel only basis) or contravene any applicable Laws.

(d) At and after the Closing to the date that is five (5) years from the Closing Date, Purchaser shall, and shall cause its Subsidiaries to, afford Seller and its representatives, during normal business hours, upon reasonable notice, access to the books, records (excluding employee and personnel records), properties and employees of each member of the Alkali Group, solely to the extent relating to events, occurrences or facts arising at or prior to the Closing, as may be reasonably requested by Seller, including in connection with financial statements, Taxes and SEC reporting obligations of Seller or its Affiliates, in each case, during normal business hours, upon reasonable notice and in accordance with reasonable procedures established by Purchaser and its Subsidiaries; provided, however, that nothing in this Agreement shall limit Seller’s rights of discovery; provided further, however, that (i) neither Purchaser nor any member of the Alkali Group shall be required to violate any written confidentiality agreement with a third party to which Purchaser or such member of the Alkali Group, respectively, may be subject in discharging its obligations pursuant to this Section 6.1(d), (ii) Seller agrees that any permitted investigation undertaken by Seller pursuant to the access granted under this Section 6.1(d) shall be conducted in such a manner as not to interfere unreasonably with the members of the Alkali Group from and after the Closing, (iii) Seller shall not conduct any sampling of soil, sediment, surface water, ground water or building material at, on, or under the Real Property or within any facility on the Real Property and (iv) neither Purchaser nor any member of the Alkali Group shall be required to conduct, or assist Seller in conducting, any physical count of inventory. Notwithstanding anything to the contrary contained in this Agreement, the Parties acknowledge and agree that, subject to Section 6.2, Seller may retain copies of any books and records, Contracts or any other documents or materials transferred to Purchaser as part of the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any member of the Purchaser Group shall be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would result in the loss of the attorney-client privilege of such party (provided that such information may be provided to Seller’s counsel on a counsel only basis) or contravene any applicable Laws.

(e) Each Party agrees to hold all the books and records of each member of the Alkali Group existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date or such longer time as may be required by applicable Law, and prior thereto, if it desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to the other Party.

6.2 Confidentiality.

(a) The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect in accordance with the terms of the Confidentiality Agreement; provided, however, that Purchaser’s confidentiality obligations shall terminate as of the Closing solely in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) to the extent relating to the Alkali Group or the Business, including the Agreement and the Ancillary Agreements, including the terms hereof and thereof. If, for any reason, the Sale is not consummated, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Without limiting the generality of the foregoing, Purchaser acknowledges that the Enterprise Resource Planning System to be transferred to Purchaser and/or its Affiliates pursuant to this Agreement may contain confidential trade secret information with respect to businesses other than the Business, including the Peroxygens Business previously sold by FMC Corporation, and Purchaser hereby agrees that Purchaser shall (and shall cause its employees and Affiliates, including, after the Closing, the members of the Alkali Group and their respective employees, to) keep such confidential trade secret information, if any, confidential and to not disclose or use such information for any purpose whatsoever in perpetuity other than as required by applicable Law (in which case, Purchaser shall provide prompt written notice to Seller, which to the extent legally permissible shall be prior to disclosing any such information, and Purchaser shall reasonably cooperate with any attempt by Seller to protect against any such disclosure, including the obtaining of a protective order or confidential treatment).

(b) For five (5) years after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective representatives to hold, in confidence, and Seller shall not, and shall cause each of its Affiliates not to, use for the benefit of Seller or any of its Affiliates, any and all information, whether written or oral, to the extent relating to the Alkali Group, except to the extent that such information (i) is generally available to or known by the public through no fault of Seller, any of its Affiliates or their respective representatives; (ii) is lawfully acquired by Seller, any of its Affiliates or their respective representatives from and after the Closing from sources which, to the Knowledge of Seller, are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; (iii) was lawfully acquired by Seller, any of its Affiliates or their respective representatives prior to the Closing from sources (other than Seller or any of its Subsidiaries or Affiliates, including the Alkali Group) which, to the Knowledge of Seller, were not prohibited at the time of such acquisition from disclosing such information by a legal, contractual or fiduciary obligation; (iv) is independently derived by Seller or any of its Affiliates from and after the Closing without reference to or use of information subject to the confidentiality obligations of this Section 6.2(b); (v) is required to be disclosed by Law or to a Governmental Entity or otherwise in connection with compliance, Tax or regulatory activity, and in the case of this clause (v), Seller shall disclose only that portion of such information which Seller is advised by its counsel is legally required to be disclosed; or (vi) is used in the purchase, sale, storage, use, transport, refining, handling, marketing, supplying, consumption, delivery or manufacture of caustic soda or otherwise generally used by Seller Parent in the conduct of its and its Affiliates’ business and not directly related to the Business (any information described in any of the foregoing clauses (i) through (vi), “Exempt Information”).

6.3 [Intentionally Omitted].

6.4 [Intentionally Omitted].

6.5 [Intentionally Omitted].

6.6 [Intentionally Omitted].

6.7 Guarantees; Commitments.

(a) From and after the Closing, Purchaser shall and shall cause the members of the Alkali Group to, jointly and severally, indemnify and hold harmless each member of the Seller Group and their respective managers, officers, directors, employees, representatives, agents, successors and assigns (collectively, “Seller Guarantors”) against any and all Losses that any Seller Guarantor suffers, incurs or is liable for by reason of or arising out of or in consequence of (i) any Seller Guarantor being an issuer with respect to, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, indemnity, surety bond, letter of credit, bank guarantee, keepwell agreement, consumer financing arrangements, or other similar commitment, understanding, agreement or obligation arising from any member of the Alkali Group and listed on Section 6.7(a) of the Company Disclosure Schedule (collectively, the “Indemnified Guarantees”); (ii) any claim or demand for payment made on any Seller Guarantor with respect to any of the Indemnified Guarantees; or (iii) any Action, claim or proceeding by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees.

(b) For any Indemnified Guarantees for which Purchaser or the members of the Alkali Group, as applicable, is not substituted in all respects for each applicable member of the Seller Group (or for which each such member of the Seller Group is not released) effective as of the Closing, Purchaser shall use commercially reasonable efforts and shall cause the members of the Alkali Group to use commercially reasonable efforts to effect such substitution and release as promptly as practicable after the Closing, and Seller shall reasonably cooperate in Purchaser’s efforts. Purchaser further agrees that, to the extent the beneficiary or counterparty under any Indemnified Guarantee does not accept any such substitute arrangement proffered by Purchaser or an Affiliate of Purchaser or to the extent each member of the Seller Group is not fully and irrevocably released and discharged, Purchaser shall reimburse each member of the Seller Group for, any and all amounts paid, including costs or expenses in connection with such Indemnified Guarantee, including expenses in maintaining such Indemnified Guarantee, whether or not any such Indemnified Guarantee is drawn upon or required to be performed, and shall in any event promptly reimburse each member of the Seller Group to the extent any Indemnified Guarantee is called upon and any member of the Seller Group makes any payment or is obligated to reimburse the Party issuing such Indemnified Guarantee.

(c) The Alkali Group is subject to certain rules and regulations put forth by the State of Wyoming Department of Environmental Quality, Land Quality Division (the “Wyoming DEQ”), including the requirement that mining operations in Wyoming be covered by a reclamation bond if the operator of such mine is unable to fulfill the reclamation requirements (the “Reclamation Requirements”). Pursuant to the Reclamation Requirements, the Alkali Group has provided the surety bonds disclosed on Section 6.7(a) of the Company Disclosure Schedule by the Persons identified thereon (each, a “Surety Bond Issuer”) (collectively, the “Surety Bonds”) and, as set forth on Section 6.7(a) of the Company Disclosure Schedule, the members of the Seller Group and the Alkali Group identified thereon have executed one or more indemnity agreements in connection with certain Surety Bonds in favor of the applicable Surety Bond Issuer (and the other parties identified thereon, if applicable) (collectively, the “Indemnity Agreement”). Purchaser acknowledges that the Indemnity Agreement may at the election of the Seller Group member party thereto be terminated as to such Person, and, without limiting the generality of Section 6.7(b), Purchaser shall use commercially reasonable efforts to (i) cause the Wyoming DEQ to accept, effective as promptly as practicable after the Closing, such form of assurance or collateral (whether it be by self-bonding, entering in an agreement substantially similar to the Indemnity Agreement vis a vis the Surety Bonds or otherwise) as may be reasonably requested by the Wyoming DEQ in order to comply with the Reclamation Requirements, and (ii) deliver to Seller as promptly as practicable after Closing releases of its current obligations (including guaranties of self-bonding obligations and any of its obligations under the Surety Bonds or the Indemnity Agreement) under the Reclamation Requirements in form and substance reasonably satisfactory to Seller. Seller shall reasonably cooperate with Purchaser in connection with any such release under the Reclamation Requirements.

(d) To the extent, if any, that any member of the Seller Group directly or indirectly retains, remains liable for, or has any credit exposure with respect to, any material obligation of any member of the Alkali Group, Purchaser shall, (i) upon Seller’s request, promptly and as soon as available furnish to Seller such annual, quarterly and monthly financial statements of Purchaser and members of the Alkali Group, including consolidated balance sheets, statements of income, cash flows and members’ equity, for the applicable period, all in reasonable detail, and any other financial information or assurances as Seller may from time to time reasonably request, (ii) permit Seller to participate in any discussions or negotiations regarding any material term of any contract or agreement related to any Indemnified Guarantee for so long as any member of the Seller Group retains or remains directly or indirectly liable for, or has any credit exposure with respect to, such Indemnified Guarantee and (iii) during the period beginning ninety (90) days after the Closing Date and ending on the date on which Seller no longer directly or indirectly retains, remains liable for or has any credit exposure with respect to any Indemnified Guarantee, pay Seller, on a monthly basis (promptly following the end of each month), the Interest Rate on the aggregate outstanding amount of the Indemnified Guarantees that Seller directly or indirectly retains, remains liable for or has any credit exposure with respect to.

6.8 Insurance. From and after the Closing Date, the members of the Alkali Group shall cease to be insured by the insurance policies held by Seller or any member of the Seller Group, or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including, after the Closing, the members of the Alkali Group) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of the members of the Alkali Group. Without limiting the foregoing, Seller and its Affiliates may, to be effective as of the Closing, amend any insurance policies in the manner it deems appropriate to give effect to this Section 6.8. From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for its operation of the Alkali Group. Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of any member of the Alkali Group under or in respect of any past or current insurance policy of Seller under which any member of the Alkali Group or Affiliate thereof is an additional insured.

6.9 Litigation Support. In the event and for so long as Seller or Purchaser, as applicable, is prosecuting, contesting or defending any legal proceeding, Action, investigation, charge, claim, or demand by a third party in connection with (a) any transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with the members of the Alkali Group, the other Party shall, and shall cause its Subsidiaries and Affiliates (including with respect to Purchaser after the Closing, the members of the Alkali Group) and its and their respective directors, officers and employees to reasonably cooperate with such first Party and its counsel in such prosecution, contest or defenses, including making reasonably available its personnel, and providing such testimony and reasonable access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense, in each case, during normal business hours, upon reasonable notice and in accordance with reasonable procedures established by the Party providing such access.

6.10 Non-Solicitation; Non-Competition.

(a) For a period of one (1) year from the Closing Date, Seller shall cause the Restricted Parties not to, directly or indirectly, employ or solicit for employment (whether as an employee, consultant or otherwise) any officer, or other senior employee or substantially full-time consultant (with an annual salary exceeding $225,000) of any member of the Alkali Group immediately prior to the Closing; provided that the Restricted Parties shall not be precluded from soliciting or hiring any such employee or substantially full-time consultant who (i) has been terminated by Purchaser or its Affiliates (including, after the Closing, the members of the Alkali Group) at least six (6) months prior to the solicitation not otherwise permitted hereunder or (ii) responds to a general or public solicitation (including by a bona fide search firm) not targeted at employees of Purchaser or any of its Affiliates, including, after the Closing, the members of the Alkali Group. Notwithstanding the foregoing, the Restricted Parties shall not be restricted from engaging in general or public solicitations or advertising not targeted at any such employee of any member of the Purchaser Group.

(b) For a period of one (1) year from the Closing Date, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, not to), directly or indirectly, employ or solicit for employment (whether as an employee, consultant or otherwise) any officer, or other member of management, who was an employee (with an annual salary exceeding $225,000) of any member of the Seller Group immediately prior to the Closing and who Purchaser encountered during the course of the negotiations of this Agreement or the Ancillary Agreements; provided that Purchaser and its Affiliates shall not be precluded from soliciting or hiring any such employee who (i) has been terminated by any member of the Seller Group at least six (6) months prior to the solicitation not otherwise permitted hereunder or (ii) responds to a general or public solicitation (including by a bona fide search firm) not targeted at employees of Seller or any of its Affiliates. Notwithstanding the foregoing, neither Purchaser nor any of its Affiliates shall be restricted from engaging in general or public solicitations or advertising not targeted at any such employee of any member of the Seller Group.

(c) For a period of three (3) years from the Closing Date, Seller shall cause the Restricted Parties not to engage in a Restricted Business anywhere in the world. Notwithstanding the foregoing, none of the following shall be a breach of this Section 6.10: (i) the purchase or ownership by a Restricted Party of a Person or business that derives less than the greater of (A) ten percent (10%) of its total annual revenues and (B) $15,000,000 in annual revenues from the Restricted Business, measured for the fiscal year ended immediately prior to the date of such purchase, (ii) the purchase or ownership by a Restricted Party of a Person or business that derives an amount equal to or greater than the greater of (x) ten percent (10%) or more of its total annual revenues and (y) $15,000,000 in annual revenues from the Restricted Business measured for the fiscal year ended immediately prior to the date of such purchase, as long as that Restricted Party shall commit to, and shall, divest to an unaffiliated third party all of the Restricted Business operated by such acquired or owned Person or business or reduce the Restricted Business operated by such acquired or owned Person or business in size to constitute less than the greater of ten percent (10%) of its total annual revenues and $15,000,000 in annual revenues as soon as reasonably practicable, in each case and in any event not later than six (6) months following the acquisition of such ownership or interest (provided, however, that such six (6)-month period shall be extended to the date on which all approvals from a Governmental Entity relating to any Antitrust Law required to complete the divestiture are received (but no later than the first (1st) anniversary following the acquisition of such Person or business) if such approvals are not received by the six (6)-month anniversary following the acquisition of such Person or business), (iii) the direct or indirect ownership for passive investment purposes by Restricted Parties of publicly traded interests in or securities of any Person engaged in the Restricted Business to the extent that such investment does not, directly or indirectly, confer on the Restricted Parties more than four and nine-tenths percent (4.9%) of the total voting power of such Person and (iv) the investment in any fund in which no Restricted Party have any discretion with respect to the investment strategy or selection of such fund.

(d) Each Restricted Party agrees that the obligations set forth in this Section 6.10, including the term and geographic area encompassed herein, are necessary and reasonable to protect the legitimate business interests of Purchaser and the Alkali Group in the conduct of the Business and their business (including the goodwill purchased pursuant to this Agreement); are reasonably drawn to this end; are not unduly burdensome; are not injurious to the public interest; and are supported by adequate consideration. Each Restricted Party acknowledges and agrees that Purchaser would not have entered into this Agreement or any Ancillary Agreement absent the agreement by the Restricted Parties to abide by the obligations set forth in this Section 6.10.

(e) Without limiting the generality of Section 12.10, which shall remain in effect and apply while any obligations of this Section 6.10 remain in effect, Purchaser and each Restricted Party agree that if Seller or any member of the Seller Group, or Purchaser or any member of the Alkali Group, respectively, institutes any action or proceeding to enforce the provisions of this Section 6.10, the party instituting such action or proceeding shall (in addition to any other legal relief available) be entitled to seek temporary and permanent injunctive relief to enforce the provisions of this Section 6.10, and such relief may be granted without the necessity of proving actual damages. Seller and the Seller Group, or Purchaser and the Alkali Group, as applicable, shall be entitled to seek recovery from Purchaser or each Restricted Party, respectively, the reasonable attorneys’ fees incurred in enforcing the provisions of this Section 6.10. Any claim that any Restricted Party may have against Purchaser or any member of the Alkali Group, or any claim that Purchaser may have against Seller or any member of the Seller Group, whether under this Agreement or otherwise, will have no impact on or constitute a defense to enforcement of the obligations under this Section 6.10.

(f) To the extent that any provisions of this Section 6.10 shall be determined to be invalid or unenforceable, the invalid or unenforceable portion of such provisions shall be deleted from this Agreement, and the validity and enforceability of the remainder of such provisions and of this Agreement shall be unaffected. In furtherance of and not in limitation of the foregoing, it is expressly agreed that should the duration of or geographic extent of, or business activities covered by, the provisions contained in this Section 6.10 be determined to be invalid or unenforceable under applicable Law, then such provision shall be construed or modified to cover only that duration or extent or those activities that may validly be covered. Each Restricted Party expressly stipulates that this Section 6.10 shall be construed in a manner that renders its provisions valid and enforceable to the maximum extent (not exceeding its express terms) possible under applicable Law. The restrictions set forth in this Section 6.10 are in addition to, and not in lieu of, any non-competition, non-solicitation, non-disparagement, protection of confidential information, or other restrictive covenants by which any Restricted Party may be bound, including any non-solicitation obligation implied by law. Each Restricted Party agrees that each member of the Alkali Group is a beneficiary of the restrictions set forth in this Section 6.10 and may enforce the obligations in this Section 6.10.

(g) The Restricted Parties agree and intend that the obligations contained in this Section 6.10, as to all Restricted Parties, be tolled during any period that any Restricted Party is in breach of any of the obligations in this Section 6.10, so that Purchaser and each member of the Alkali Group are provided with the full benefit of the restrictive periods set forth herein.

6.11 Directors and Officers.

(a) Purchaser agrees that all rights to indemnification under the Alkali Group’s officers’ and directors’ liability insurance for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors, managers or officers of any member of the Alkali Group (collectively, the “Covered Persons”) as provided in the Organizational Documents of the applicable member of the Alkali Group or the indemnity or indemnification agreements or as provided pursuant to a resolution of the board of directors (or similar governing body) of such member of the Alkali Group shall survive the transactions contemplated by this Agreement and the Ancillary Agreements and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing. Without limiting the generality of the foregoing, for a period of not less than six (6) years from the Closing, Purchaser shall not, and shall not permit any member of the Alkali Group to, amend, modify or terminate any Organizational Document, or such Contract or resolution regarding or related to such indemnification matters, unless such documents or the relevant provisions thereof are replaced with provisions that are no less favorable to the Covered Persons.

(b) To the fullest extent permitted by applicable Law, Purchaser shall, and shall cause each member of the Alkali Group to, honor all obligations of such member of the Alkali Group to indemnify (including any obligations to advance funds for expenses to, provided that any Person to whom expenses are advanced undertakes to repay such advances if it is ultimately determined that such Person is not entitled to such indemnification) the Covered Persons for acts or omissions by such Covered Persons occurring prior to the Closing to the extent that such obligations of such member of the Alkali Group exist on the date of this Agreement, whether pursuant to Organizational Documents, or the indemnity or indemnification agreements, board (or similar governing body) resolution or otherwise, and such obligations shall survive the Closing and shall continue in full force and effect in accordance with the terms of the Organizational Documents of such member of the Alkali Group or such board (or similar governing body) resolutions or indemnity or indemnification agreements from the Closing until the expiration of the applicable statute of limitations with respect to any claims against such Covered Persons arising out of such acts or omissions.

(c) From and after the Closing, to the fullest extent permitted by applicable Law, Purchaser shall, and shall cause each member of the Alkali Group to, indemnify, defend and hold harmless the Covered Persons against all damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, costs and expenses (including reasonable attorneys’ fees and disbursements) (collectively, the “Covered Losses”), as incurred (payable monthly upon written request, which request shall include reasonable evidence of the Covered Losses set forth therein), to the extent arising from, relating to, or otherwise in respect of, any actual or threatened Action in respect of actions or omissions occurring at or prior to the Closing in connection with such Covered Person’s duties as an officer, director or manager (or persons holding similar positions) of such member of the Alkali Group or any member of the Seller Group (as a result of such Covered Person’s former service to such member of the Seller Group in respect of the Business), excluding any Covered Losses of the Seller Group; provided that any Person to whom expenses are advanced undertakes to repay such advances if it is ultimately determined that such Person is not entitled to such indemnification.

(d) Notwithstanding anything to the contrary herein, (i) if any Covered Person is entitled to be reimbursed or indemnified by any Person (including any member of the Seller Group) other than Purchaser or a member of the Alkali Group, such Covered Person shall not be required to recover from or be indemnified by, or to seek such recovery or indemnification from, any such other Person prior to or as a condition to being indemnified as described in this Section 6.11 and (ii) in the event that any member of the Seller Group is subject to any indemnification, reimbursement or similar liabilities with respect to any Covered Person or otherwise incurs any Covered Losses with respect to the subject matter of this Section 6.11 (including Covered Losses in respect of contribution), Purchaser shall indemnify each such Person from, against and with respect to any Covered Losses arising out of, resulting from or otherwise in respect of such Liabilities or Covered Losses. With respect to the foregoing obligation contained in this Section 6.11, all Covered Losses shall be net of any third-party insurance that are actually recovered by the Covered Person in connection with the facts giving rise to the right of indemnification (it being agreed that if such third-party insurance proceeds in respect of such facts are recovered by the Covered Person subsequent to the Purchaser and Alkali Group making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to such Person to the extent of the indemnification payment made), in each case net of any costs incurred to recover such amounts or any increase in premiums resulting from such claim.

(e) Notwithstanding anything to the contrary herein, the provisions of this Section 6.11 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 6.11, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. If the Company (or Purchaser, if applicable) or its successors or assigns (x) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (y) shall transfer all or substantially all of its properties and assets to any Person (including by division), then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company (or Purchaser, if applicable) shall assume all of the obligations of the Company (or Purchaser, if applicable) under this Section 6.11.

6.12 Shared Contracts; Assigned Contracts.

(a) Purchaser acknowledges that Seller is a party to certain Contracts that relate both to the Business and one or more of Seller’s other businesses with the vendors listed on Section 6.12 of the Company Disclosure Schedule that are being retained by Seller Group and following Closing will not be part of the Business (any such Contracts other than off-the-shelf software licensed under shrink wrap or clickwrap agreements for an annual fee of less than $250,000, each, a “Shared Contract”). Purchaser shall as promptly as practicable enter into replacement Contracts to provide the Business with replacement services with respect to each such Shared Contract. For the avoidance of doubt, following the Closing other than as provided under the Transition Services Agreement, Purchaser shall have no right to receive any claims, rights or benefits under any Shared Contract.

(b) The Parties acknowledge and agree that all right, title and interest in the Assigned Assets will not be transferred to the Alkali Group at the Closing until the approval of the applicable counterparty thereto, to the extent required under the relevant Contract, to the transfer has been obtained; provided, however, that (i) the Parties shall use commercially reasonable efforts to ensure that Purchaser receives the benefits and bears the burdens (in each case, both economic and operational) of such Assigned Assets, including obtaining the beneficial interest in and to such Assigned Assets, at and after the Closing, and the Seller Group shall enforce, exercise or exploit their rights and options with respect to each Assigned Asset for the benefit of Purchaser, (ii) on and after the Closing, Purchaser shall accept the benefits and burdens (in each case both economic and operational) of each Assigned Asset, (iii) the costs, fees and expenses in connection with seeking consents and approvals required pursuant to this Section 6.12(b) shall be borne by Purchaser, and (iv) Purchaser shall indemnify and hold harmless the Seller Indemnified Parties for the foregoing. Purchaser shall obtain as promptly as practicable the approval of the applicable counterparty thereto, to the extent required under the relevant Contract, to the assignment of such Seller Group member’s right, title and interest in the Assigned Assets, so, upon receipt of such approval, the Seller Group’s right, title and interest in such Assigned Asset will be assigned to the Alkali Group pursuant to an assignment agreement in form and substance reasonably acceptable to the Parties. Seller shall use commercially reasonable efforts to assist Purchaser in obtaining such approvals.

6.13 Genesis Marks. Purchaser, for itself and its Affiliates (including, after the Closing, the members of the Alkali Group), acknowledges and agrees that Purchaser is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to the Genesis Marks, and (a) neither Purchaser nor any of its Affiliates (including, after the Closing, the members of the Alkali Group) shall have any rights in or to the Genesis Marks, (b) on the Closing Date, Purchaser shall cause the members of the Alkali Group to cease any and all use of the Genesis Marks (including in the respective corporate or other legal names of the members of the Alkali Group), and (c) neither Purchaser nor any of its Affiliates (including, after the Closing, the members of the Alkali Group) shall (i) use register or seek to use or register in any jurisdiction any of the Genesis Marks or (ii) contest the use, ownership, validity or enforceability of any rights of Seller or any of its Affiliates in or to any of the Genesis Marks (other than for the Permitted Railcar Use). Notwithstanding anything to the contrary set forth in this Section 6.13, (x) the members of the Alkali Group may continue to use any Genesis Marks to the extent such Genesis Marks appear on or are incorporated in the corporate or other legal name of any member of the Alkali Group or in any existing tangible materials or software acquired by Purchaser under this Agreement in the same manner as used by the members of the Alkali Group prior to the Closing Date for a period not to exceed nine (9) months following the Closing Date and in any case solely as necessary to wind down the use of, and transition away from, such Genesis Marks (the “Phase-Out Period”) and (y) the members of the Alkali Group may continue to use the Permitted Railcar Marks that currently appear on or are incorporated on railcars currently in use, provided that no member of the Alkali Group shall seek to use, incorporate, or otherwise cause the Permitted Railcar Marks to appear on any railcars that do not currently bear or incorporate such Permitted Railcar Marks as of the date hereof (the “Permitted Railcar Use”). For the avoidance of doubt, during the Phase-Out Period, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, not to) print, copy or create any tangible materials (including printed materials and electronic materials) bearing or incorporating the Genesis Marks. At the end of such Phase-Out Period, Purchaser shall (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, to) have used their best efforts to have re-labelled, destroyed or exhausted all materials bearing or incorporating the Genesis Marks (other than the Permitted Railcar Marks used in the Permitted Railcar Use), including signage, advertising, promotional materials, software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, websites, and other materials, and have made all filings with any office, agency or body to effect the elimination of any use of the Genesis Marks (other than the Permitted Railcar Marks used in the Permitted Railcar Use) (including in the respective corporate or other legal names of the members of the Alkali Group), so as to bring Purchaser and its Affiliates, including, after the Closing, the members of the Alkali Group, into compliance with this Section 6.13. Following the end of the Phase-Out Period, if Seller or any of its Affiliates discover any incident of usage of the Genesis Marks by Purchaser or its Affiliates (including, after the Closing, the members of the Alkali Group) in violation of this Section 6.13, promptly upon receipt of notice from Seller, Purchaser shall or shall cause its Affiliates (including, after the Closing, the members of the Alkali Group), as applicable, to promptly destroy or re-label the relevant materials incorporating the Genesis Marks and shall certify (pursuant to a certificate signed by an authorized officer of Purchaser) the completion of such destruction or re-labelling. After the Closing Date, Purchaser shall not (and shall cause its Affiliates, including, after the Closing, the members of the Alkali Group, not to) represent that it has authority to bind Seller or any of its Affiliates. Notwithstanding anything to the contrary in this Section 6.13, (a) Seller hereby grants to Alkali Group, Purchaser and their respective Affiliates a non-exclusive, non-transferable, fully-paid up, royalty-free license to use the Genesis Marks for the Phase-Out Period in all material respects in the same manner as used by the Alkali Group prior to the Closing and (b) the Alkali Group at all times after the expiration of the Phase-Out Period shall have the right to maintain archival copies of promotional materials, legal documents, manuals and other forms bearing the Genesis Marks.

6.14 Payments.

(a) Seller shall promptly pay or deliver to Purchaser (or its designee) any monies or checks which have been sent to Seller or any of its Affiliates after the Closing by customers, suppliers or other contracting parties of the members of the Alkali Group for goods or services provided by the members of the Alkali Group.

(b) Seller agrees that Purchaser has the right and authority to endorse, without recourse, any check or other evidence of indebtedness received by Purchaser in respect of any accounts receivable, notes receivable and other receivable arising from the operation of the Business and Seller shall furnish Purchaser such evidence of this authority as Purchaser may request in writing.

(c) Purchaser shall, or shall cause the applicable member of the Alkali Group to, promptly pay or deliver to Seller (or its designee) any monies or checks that have been sent after the Closing to Purchaser, any member of the Alkali Group or their respective Affiliates to the extent they are not due to the members of the Alkali Group or should have otherwise been sent to Seller or an Affiliate of Seller (including promptly forwarding invoices or similar documentation to Seller).

(d) If, at any time after the Closing, an invoice, bill, purchase order or other similar documentation from any customer, supplier or other contracting party of any member of the Alkali Group is received by Seller and Seller actually pays any amount with respect thereto due from any member of the Alkali Group, upon receipt of written notice and reasonable supporting documentation from Seller, Purchaser shall promptly reimburse Seller for any and all such amount actually paid by Seller. Either Party shall, at its election, be permitted to offset from any amounts payable by such Party to the other Party pursuant to Sections 6.14(a) or 6.14(c), as applicable, any amounts due to such first Party pursuant to this Section 6.14(d).

6.15 Restrictions on Use of Certain Real Property. Purchaser acknowledges that the Restricted Site is subject to a restrictive covenant as set forth in the Restricted Site Deed that prohibits any form of digging or subsurface invasions on the Restricted Site, and Purchaser hereby agrees that after the Closing it shall (and shall cause its employees and Affiliates, including, after the Closing, the members of the Alkali Group to) comply with such restrictive covenant in all respects. If, after the Closing, Purchaser (or, if applicable, the Purchaser Affiliate that acquires the Acquired Interests) or its successors or assigns (x) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (y) shall transfer all or substantially all of its properties and assets to any Person (including by division), then, and in each such case, Purchaser (or such Purchaser Affiliate) or its successors or assigns shall require that the definitive documentation for such consolidation, merger or transfer include a binding provision requiring that the successors and assigns of Purchaser (or such Purchaser Affiliate) assume all of the obligations of Purchaser set forth in this Section 6.15.

6.16 [Intentionally Omitted].

6.17 [Intentionally Omitted].

6.18 [Intentionally Omitted].

6.19 [Intentionally Omitted].

6.20 [Intentionally Omitted].

6.21 [Intentionally Omitted].

6.22 Release.

(a) Seller Release.

(i) As of the Closing Date, except as set forth below, Seller (for and on behalf of itself and the Seller Group) fully, finally and irrevocably releases, acquits and forever discharges the Alkali Group and each of its officers, directors, partners, general partners, limited partners, managing directors, members, managers, stockholders, trustees, shareholders, representatives, employees, principals, agents, Affiliates, parents, subsidiaries, joint ventures, predecessors, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives, insurers and attorneys of any of them (collectively, the “Purchaser Released Persons”) from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, liabilities, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, which Seller (or any member of the Seller Group) ever had, now has or hereafter can, shall or may, have against any Purchaser Released Person for, upon, or by reason of any matter, cause or thing whatsoever, whether known or unknown, at any time in the past until and including the Closing Date other than with respect to their respective obligations under this Agreement or any Ancillary Agreement (collectively, “Purchaser Causes of Action”).

(ii) As of the Closing Date, Seller further irrevocably agrees not to, directly or indirectly, and to cause Seller Parent and its Subsidiaries not to, directly or indirectly, (A) commence, institute or cause to be commenced any litigation, lawsuit or any other proceeding of any kind against any Purchaser Released Person based on or arising from any Purchaser Causes of Action, or (B) assert any claim, demand or action against any Purchaser Released Person with respect any Purchaser Causes of Action.

(iii) For the avoidance of doubt, nothing in this Section 6.22(a) or otherwise is intended to waive or constitutes a waiver of any claims, actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, liabilities, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity against any Purchaser Released Person (A) with respect to matters that arise from and after the Closing, (B) arising out of or from this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby, (C) with respect to indemnification obligations of the Company and the Subsidiaries to such Purchaser Released Person under the Organizational Documents of the Company or any Subsidiary or Contracts providing for indemnification obligations in favor of such Purchaser Released Person and (D) with respect to rights set forth in any Benefit Plans (other than any Seller Benefit Plans) in effect as of the date hereof.

6.23 [Intentionally Omitted].

6.24 [Intentionally Omitted].

6.25 Misallocated Assets. If, following the Closing, any right, property or asset not forming part of the Business is found to have been transferred to Purchaser in error, either directly or indirectly, Purchaser shall (i) transfer, or shall cause its Affiliates (including, after the Closing, the members of the Alkali Group) to transfer, at no cost to Seller or the other members of the Seller Group, such right, property or asset (and any related Liability) as soon as practicable to one or more members of the Seller Group indicated by Seller and (ii) ensure that the member of the Purchaser Group shall where permitted by the terms on which such member has the right to such asset, hold the asset (or part thereof), and any monies, goods or other benefits arising after the Closing by virtue of it, as agent of and trustee for Seller and allow the Seller Group from and after the Closing to have full enjoyment and use of such asset and Seller shall bear all burdens relating to such asset. If, following the Closing, any right, property or asset forming part of the Business is found to have been retained by Seller or any other member of the Seller Group in error, either directly or indirectly, Seller shall (i) transfer, or shall cause the other members of the Seller Group to transfer, at no cost to Purchaser, such right, property or asset (and any related Liability) as soon as practicable to Purchaser or an Affiliate of Purchaser (including a member of the Alkali Group) indicated by Purchaser and (ii) ensure that the member of the Seller Group shall where permitted by the terms on which such member has the right to such asset, hold the asset (or part thereof), and any monies, goods or other benefits arising after the Closing by virtue of it, as agent of and trustee for Purchaser and allow Purchaser from and after the Closing to have full enjoyment and use of such asset and Purchaser shall bear all burdens relating to such asset.

6.26 Further Assurances. From and after the Closing, each Party shall, from time to time, and, where applicable, shall cause its Affiliates to, execute such documents and instruments, provide such information, cooperation, assistance and otherwise take such steps as the other Party may reasonably request, at the requesting Party’s expense, to fulfill the provisions of and to give such Party and its designees the full benefit of this Agreement, including by cooperating and providing to Purchaser any reasonably requested information about Seller and its Affiliates to the extent required by any Governmental Entity in connection with a post-Closing regulatory filing disclosed in Section 5.3 of the Purchaser Disclosure Schedule or Section 3.4 of the Company Disclosure Schedule made by Purchaser in connection with the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to provide access to or disclose information where, upon the advice of counsel, such access or disclosure would or would reasonably be expected to result in the loss of the attorney-client privilege of such party or contravene any applicable Laws or Contracts to which such Person is a party.

ARTICLE VII

EMPLOYEE MATTERS COVENANTS

7.1 Employee Benefits Matters.

(a) For a period commencing on the Closing Date and ending on the earlier of (i) the twelve (12) month anniversary of the Closing Date and (ii) the date of such Continuing Employee’s (as defined below) termination of employment with the Alkali Group, Purchaser shall cause the Alkali Group to take all action necessary so that each person employed by a member of the Alkali Group as of immediately before the Closing who continues to be employed by a member of the Alkali Group immediately after the Closing (the “Continuing Employees”) shall receive (i) base wages or salaries and cash bonus opportunity amounts that are no less favorable to such Continuing Employees than the rates of wages and salaries paid, and cash bonus opportunity amounts offered, to such Continuing Employees on the Closing Date, and (ii) employee benefit plans and programs, other than equity-based compensation, nonqualified deferred compensation, defined benefit pension, retiree welfare, change in control and retention programs, that are substantially comparable in the aggregate as those provided to such Continuing Employee as of the Closing Date (excluding equity-based compensation, nonqualified deferred compensation, defined benefit pension, retiree welfare, change in control and retention programs); provided, however, that, with respect to any Continuing Employee whose employment is terminated on or prior to the twelve (12) month anniversary of the Closing Date, Purchaser shall cause the Alkali Group to provide such Continuing Employee with non-equity-based severance benefits that are no less favorable than those non-equity-based severance benefits available to such Continuing Employee immediately prior to the Closing. This Section 7.1(a) shall not apply to any Continuing Employees who are covered by a Union Agreement or CBA.

(b) Purchaser further agrees that, from and after the Closing Date, Purchaser shall use and shall cause the Alkali Group to grant all Continuing Employees credit for any service with the Alkali Group or any of their predecessors earned prior to the Closing Date for eligibility, vesting, and level of benefits and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or maintained by Purchaser or the Alkali Group or their respective Affiliates on or after the Closing Date (the “New Plans”), to the same extent as each such employee was entitled before the Closing Date to credit for such service under any similar Benefit Plan in which such employee participated or was eligible to participate immediately prior to the Closing Date; provided that the foregoing shall not apply to the extent its application would result in a duplication of benefits or with respect to benefit accrual under any defined benefit pension plan. In addition, Purchaser shall (i) cause to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Continuing Employee under any Benefit Plan as of the Closing Date and (ii) cause any deductible, co-insurance and out-of-pocket maximums paid on or before the Closing Date by any Continuing Employee (or covered dependent thereof) under any Benefit Plan to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and out-of-pocket maximum provisions after the Closing Date under any applicable New Plan for the year in which the Closing Date occurs; provided that the foregoing shall not apply to the extent its application would result in a duplication of benefits. This Section 7.1(b) shall not apply to any Continuing Employees who are covered by a Union Agreement or CBA.

(c) Except as contemplated by the Transition Services Agreement, as of the Closing Date (or such later time as provided in the Transition Services Agreement), the Alkali Group shall terminate its participation in each Benefit Plan sponsored by Seller or any Affiliate (“Seller Benefit Plans”), and in no event shall any Continuing Employee be entitled to accrue any benefits under such Seller Benefit Plans with respect to services rendered or compensation paid on or after the Closing Date, unless required by the terms of the applicable Seller Benefit Plan or applicable Law. The Alkali Group shall retain or assume all rights, liabilities and obligations under each other Benefit Plan, whether arising prior to, on or after the Closing Date; provided, however, that the foregoing shall not limit or impair the ability of Purchaser Indemnified Parties to be indemnified in accordance with the terms of this Agreement or any insurance policy for a breach of any representation, warranty or covenant contained in this Agreement.

(d) On and after the Closing, the terms and conditions of employment of union-represented Continuing Employees who are employed by the Alkali Group on the Closing Date shall be governed by the applicable CBA or other Union Agreement covering such union-represented employees immediately prior to the Closing, and Purchaser shall, or shall cause Alkali Group to, assume and honor such Union Agreement. For the avoidance of doubt, Purchaser further agrees that, from and after the Closing Date, Purchaser shall and shall cause the Alkali Group to grant all of their union-represented employees credit for any service with the Alkali Group or any of their predecessors earned prior to the Closing Date for all purposes under any applicable Union Agreement, including without limitation any benefit or compensation plan, program, agreement or arrangement.

(e) Provided that on or before the Closing the Company has supplied Purchaser with a true and complete list of employee layoffs, by date and location, of all employee layoffs implemented by the Alkali Group in the 90-day period preceding the Closing, Purchaser shall indemnify and hold harmless Seller from all obligations and liabilities arising under the WARN Act as a result, in whole or in part, of the actions or omissions of Purchaser and the Alkali Group with respect to the Continuing Employees occurring on or after the Closing. Seller shall indemnify and hold harmless Purchaser from all obligations and liabilities arising under the WARN Act as a result, in whole or in part, of the actions or omissions of the Seller Group and the Alkali Group with respect to any employees other than the Continuing Employees. Seller shall also indemnify and hold harmless Purchaser from all obligations and liabilities arising under the WARN Act as a result, in whole or in part, of the actions or omissions of the Seller Group and the Alkali Group with respect to any Continuing Employees occurring prior to and on the Closing.

(f) Purchaser agrees that, to the extent Alkali Bonus Amounts remain unpaid as of immediately following the Closing, Purchaser shall, or shall cause the applicable member of the Alkali Group, to pay such bonuses within 60 days after the Closing Date.

(g) Notwithstanding anything set forth herein to the contrary, (i) the parties do not intend for this Agreement to (nor shall it) amend any Union Agreement, Benefit Plan or any other employee benefit plan, program, agreement or arrangement or create any rights or obligations except between the parties, (ii) no Continuing Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall have any rights under this Article VII or be entitled to assert any claim under this Article VII, (iii) nothing in this Agreement shall create any obligation on the part of Purchaser or any of its Affiliates to continue the employment of any Continuing Employee for any definite period following the Closing Date and (iv) nothing in this Article VII is intended to be the adoption of any employee benefit plan, program, agreement or arrangement or shall limit or impair the ability of Purchaser or any of its Affiliates to amend or modify any employee benefit plan, program, agreement or arrangement.

ARTICLE VIII

TAX MATTERS

8.1 Tax Indemnification by Seller. Subject to the applicable terms, conditions and limitations set forth in Section 8.14, effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify Purchaser and its Affiliates (including the members of the Alkali Group after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against, without duplication, (i) any Taxes (or the non-payment thereof) of or imposed on any member of the Alkali Group for any Pre-Closing Period (determined, in the case of any Straddle Period, in accordance with Section 8.3); (ii) any Taxes of any member of the Seller Group (other than any member of the Alkali Group) for which any member of the Alkali Group is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable state, local or foreign Law); (iii) any Taxes arising out of or resulting from any breach by Seller of any covenant or agreement of Seller contained in this Agreement; (iv) any Taxes attributable to any breach or inaccuracy in any representation or warranty made in Section 3.13; and (v) reasonable out-of-pocket fees and expenses of the Purchaser Tax Indemnified Parties attributable to any item described in clauses (i) to (iv); provided, however, that Seller shall not be required to pay or cause to be paid, or to indemnify or hold harmless, the Purchaser Tax Indemnified Parties from and against (A) any Taxes for which Purchaser is responsible pursuant to Section 8.2, and (B) any Taxes attributable to a Post-Closing Period (determined, in the case of any Straddle Period, in accordance with Section 8.3).

8.2 Tax Indemnification by Purchaser. Subject to the applicable terms, conditions and limitations set forth in Section 8.14, effective as of and after the Closing Date, Purchaser and the members of the Alkali Group shall pay or cause to be paid, and shall jointly and severally indemnify Seller and its Affiliates (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against, without duplication, (i) any Taxes imposed on or with respect to any member of the Alkali Group for any Post-Closing Period (determined, in the case of any Straddle Period, in accordance with Section 8.3); (ii) any Taxes arising from any action taken or transaction entered into by Purchaser or any member of the Alkali Group outside the ordinary course of business on the Closing Date after the Closing and that is not expressly contemplated by this Agreement; (iii) any Taxes arising out of or resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement; (iv) any Taxes for which Purchaser is responsible under Section 8.12; and (v) any reasonable out-of-pocket fees and expenses of the Seller Tax Indemnified Parties attributable to any item described in clauses (i) through (v), in each case net of Taxes for which Seller is obligated under Section 8.1; provided, however, that neither Purchaser nor any member of the Alkali Group shall be required to pay or cause to be paid to, or to indemnify or hold harmless, the Seller Tax Indemnified Parties from and against any Taxes for which Seller is responsible pursuant to Section 8.1.

8.3 Straddle Periods. For purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes of the members of the Alkali Group allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) of the members of the Alkali Group allocable to the Pre-Closing Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

8.4 Tax Returns.

(a) Seller shall prepare and timely file or shall cause to be prepared and timely filed (i) any Tax Return of a member of the Seller Group or of an Affiliated Group that includes any member of the Seller Group (including any Combined Tax Return) and (ii) any Tax Return (other than any Combined Tax Return) required to be filed by or with respect to any member of the Alkali Group for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). All Pre-Closing Separate Tax Returns shall be prepared in a manner consistent with past practice of or with respect to the applicable member of the Alkali Group, except as required by Law. Seller shall deliver, or cause to be delivered, to Purchaser all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least thirty (30) days prior to the due date for filing such Tax Returns (taking into account any applicable extensions) and Purchaser shall timely file or cause to be timely filed such Tax Returns. If Purchaser objects, Purchaser shall provide such objection in writing to Seller within fifteen (15) days of receipt of any such Pre-Closing Separate Tax Return and Seller shall incorporate in good faith any reasonable comments received from Purchaser and Seller and Purchaser shall cooperate in good faith to resolve any remaining disagreement. Purchaser shall timely provide (or cause to be provided) to Seller any information reasonably requested by Seller to facilitate the preparation and filing of any Tax Returns described in this Section 8.4(a).

(b) Except for any Tax Return required to be prepared by Seller pursuant to Section 8.4(a), Purchaser shall have the right to prepare and file or cause to be prepared and filed all Tax Returns with respect to the members of the Alkali Group. In the case of any such Tax Return for a Straddle Period (a “Straddle Period Separate Tax Return”), Purchaser shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the relevant member of the Alkali Group, except as required by Law. Purchaser shall deliver to Seller for its review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed) a copy of such Straddle Period Separate Tax Returns at least thirty (30) days prior to the due date therefor (taking into account any extensions). Seller shall provide any comments to Purchaser within fifteen (15) days of receipt of any such Straddle Period Separate Tax Return and Purchaser shall revise such Straddle Period Separate Tax Return to reflect any reasonable comments received from Seller with respect to such Straddle Period Separate Tax Return. Seller and Purchaser shall cooperate in good faith to resolve any remaining disagreement. Seller shall timely provide (or cause to be provided) to Purchaser any information reasonably requested by Purchaser to facilitate the preparation and filing of any Tax Returns described in this Section 8.4(b).

8.5 Certain Tax, Refunds. Seller shall be entitled to any refunds or credits of or against any Taxes for which Seller is responsible under Section 8.1. Purchaser shall be entitled to any refunds or credits of any member of the Alkali Group of or against any Taxes of such member other than refunds or credits to which Seller is entitled pursuant to the foregoing sentence. Any refunds or credits of or against Taxes of the members of the Alkali Group for any Straddle Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 8.3 and the first sentence of this Section 8.5. Each Party shall pay, or cause its Affiliates to pay, to the Party entitled to a refund or credit of Taxes under this Section 8.5, the amount of such refund or credit (including any interest paid thereon by the applicable Tax Authority and net of any Taxes to the Party receiving such refund or credit in respect of the receipt or accrual of such refund or credit, net of any Taxes otherwise due from the Party otherwise entitled to such refund or credit, and net of any reasonable, third party expenses incurred in obtaining such refund or credit) in readily available funds within fifteen (15) days of the actual receipt of such refund or credit or the application of such refund or credit or against amounts otherwise payable.

8.6 Tax Contests.

(a) If any Tax Authority asserts a Tax Claim, then the Party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party or Parties to this Agreement; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VIII, except to the extent that the other Party is actually prejudiced by such failure. Such notice shall specify in reasonable detail the Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Tax Authority.

(b) In the case of a Tax Proceeding of or with respect to any member of the Alkali Group for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 8.6(c)), Seller shall have the exclusive right and obligation to conduct, at its own expense, such Tax Proceeding; provided, that (i) Seller shall provide Purchaser with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) Seller shall consult with Purchaser before taking any action in connection with such Tax Proceeding to the extent such action could reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates in any Post-Closing Period, (iii) Seller shall consult with Purchaser and offer Purchaser an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding to the extent such Tax Proceeding could reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates in any Post-Closing Period, (iv) Seller shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) Purchaser shall be entitled to participate (at its own expense) in such Tax Proceeding and attend any meetings or conferences with the relevant Tax Authority to the extent such Tax Proceeding could reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates in any Post-Closing Period, and (vi) Seller shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, to the extent such Tax Proceeding could reasonably be expected to have an adverse effect on Purchaser or any of its Affiliates in any Post-Closing Period.

(c) In the case of a Tax Proceeding of or with respect to any member of the Alkali Group for any Straddle Period, the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Non-Controlling Party shall be entitled to participate (at its own expense) in such Tax Proceeding and attend any meetings or conferences with the relevant Tax Authority, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party. For purposes of this Agreement, “Controlling Party” shall mean Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding or Seller if Seller and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Seller or Purchaser is not the Controlling Party with respect to such Tax Proceeding.

(d) Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Seller or any other member of the Seller Group or (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Seller Group (including any Combined Tax Return).

8.7 Cooperation and Exchange of Information.

(a) Not more than sixty (60) days after the receipt of a request from Seller, Purchaser shall, and shall cause its Affiliates to, provide to Seller a package of Tax information materials, including schedules and work papers, all as reasonably requested by Seller to enable Seller to prepare and file all Tax Returns required to be prepared and filed by it with respect to any member of the Alkali Group. Purchaser shall prepare such package completely and reasonably accurately, in good faith and in a manner consistent with Seller’s past practice unless otherwise required by Law.

(b) Each Party shall, and shall cause its Affiliates to, provide to the other Party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation or a right to refund of Taxes, each under this Article VIII, or (iii) conducting any Tax Proceeding. Such cooperation and information shall include providing necessary powers of attorney to the extent consistent with the provisions of this Article VIII, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Tax Authorities, and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(c) Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) seven (7) years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense.

8.8 [Intentionally Omitted].

8.9 Tax Treatment of Payments. Except to the extent otherwise required by applicable Law (including pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law)), Seller and Purchaser shall (and shall cause their respective Affiliates to) treat any and all payments under this Article VIII, Section 2.7, and Article XI as an adjustment to the purchase price for all applicable Tax purposes.

8.10 Certain Tax Actions. Purchaser shall not, and shall cause its Affiliates (including, after the Closing, the members of the Alkali Group) not to, (i) make or change any election with respect to any member of the Alkali Group (including any election pursuant to Treasury Regulation Section 301.7701-3), which election would be effective on or prior to the Closing Date, or (ii) amend, supplement, modify, or re-file any Tax Return of any member of the Alkali Group that covers a Pre-Closing Period, in each case, without the prior written consent of Seller.

8.11 Purchase Price Allocation. The Parties agree that each Party shall be entitled to make its own determination regarding the manner in which the Purchase Price (and any other items properly treated as consideration for U.S. federal income tax purposes), as adjusted, is allocated among the assets of the Alkali Group (such allocation of a Party, a “Purchase Price Allocation”) and prepare and file all Tax Returns and information reports in a manner consistent with its own determination, and neither Party shall be impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with its own Purchase Price Allocation, if any. Seller and the Purchaser agree to promptly inform one another upon becoming aware of any challenge by any Tax Authority to its own Purchase Price Allocation, if any.

8.12 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Purchaser shall pay one hundred percent (100%) of any applicable Transfer Taxes when due. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

8.13 Timing of Payments. Any indemnity payment required to be made pursuant to this Article VIII shall be made within ten (10) days after the Indemnified Party makes written demand upon the Indemnifying Party, but in no case earlier than five (5) days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable Tax Authority; provided that Seller shall pay to Purchaser any amounts that are indemnifiable pursuant to Section 8.1 and are shown as due on an original Tax Return required to be filed by Purchaser under Section 8.4 three (3) Business Days before such amounts are due without demand from Purchaser.

8.14 Survival; Tax Matters Coordination. (i) The indemnification obligations under this Article VIII shall survive until thirty (30) days following the expiration of the applicable statutory periods of limitation, (ii) the representations and warranties set forth in Section 3.13 shall survive until thirty (30) days following the expiration of the applicable statutory periods of limitation, and (iii) all other covenants and agreements contained in this Article VIII shall survive the Closing in accordance with their terms. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VIII, Section 11.2, Section 11.3, Section 11.6 and Section 11.7.

ARTICLE IX

[INTENTIONALLY OMITTED]

ARTICLE X

[INTENTIONALLY OMITTED]

ARTICLE XI

INDEMNIFICATION

11.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) The representations, warranties, covenants and agreements of Seller and the Company contained in this Agreement shall survive the Closing until the date that is twelve (12) months after the Closing Date; provided, however, that (i) the representations and warranties made pursuant to Sections 3.1 (Organization and Qualification of the Alkali Group), 3.2 (Capitalization of the Members of the Alkali Group), 3.3 (Authority Relative to this Agreement), 3.17(a) (Intercompany Arrangements), 3.18 (Brokers), 4.1 (Organization and Qualification), 4.2 (Authority Relative to this Agreement), 4.4 (Title to Acquired Interests) and 4.6 (Brokers) (collectively, the “Seller Fundamental Representations”), shall survive until the date that is the third (3rd) anniversary of the Closing Date, (ii) the representations and warranties made pursuant to Section 3.14 (Environmental Matters) shall survive until the date that is the third (3rd) anniversary of the Closing Date, (iii) the representations and warranties made pursuant to Section 3.13 (Taxes) shall survive in accordance with Section 8.14 and (iv) any covenant and agreement to be performed, in whole or in part, after the Closing Date shall survive the Closing in accordance with its terms. Written notice of a claim must be given by Purchaser to Seller in accordance with the provisions hereof prior to the expiration of the applicable representations, warranties, covenants or agreements; provided that written notice of a claim with respect to a covenant or agreement to be performed, in whole or in part, after the Closing Date, must be given by Purchaser to Seller no later than six (6) months following the expiration of such covenant or agreement in accordance with its terms.

(b) The representations, warranties, covenants and agreements of Purchaser contained in this Agreement shall survive the Closing until the date that is twelve (12) months after the Closing Date; provided, however, that (i) the Purchaser Fundamental Representations shall survive until the date that is the third (3rd) anniversary of the Closing Date and (ii) any covenant and agreement to be performed, in whole or in part, after the Closing Date shall survive the Closing in accordance with its terms. Written notice of a claim must be given by Seller to Purchaser in accordance with the provisions hereof prior to the expiration of the applicable representations, warranties, covenants or agreements; provided that written notice of a claim with respect to a covenant or agreement to be performed, in whole or in part, after the Closing Date, must be given by Seller to Purchaser no later than six (6) months following the expiration of such covenant or agreement in accordance with its terms.

11.2 Indemnification by Seller.

(a) Subject to the other provisions of this Article XI and except as provided in Article VIII, effective as of and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates (including members of the Alkali Group) and their respective managers, officers, directors, employees, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties, to the extent arising out of or relating to (i) any inaccuracy or breach of any representation or warranty of Seller or the Company contained in Article III or Article IV of this Agreement (except for Section 3.13 (Taxes)) or in any schedule or certificate delivered hereunder, (ii) any nonfulfillment or breach of any covenant or agreement of Seller or the Company contained in this Agreement or in any schedule or certificate delivered hereunder or (iii) any Special Seller Indemnity Obligations.

(b) Notwithstanding any other provision to the contrary, Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses pursuant to Section 11.2(a)(i):

(i) unless such claim individually or a series of related claims involves Losses in excess of $500,000 (the “De Minimis Amount”), it being understood that if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses under this Section 11.2(b);

(ii) until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 11.2(a)(i) exceeds $3,562,500 (the “Deductible”), it being understood that if such Losses exceed the Deductible, Seller shall be obligated for only the Purchaser Indemnified Parties’ Losses under Section 11.2(a)(i) in excess of the Deductible; and

(iii) for any Losses under Section 11.2(a)(i) to the extent that the aggregate amount of such Losses exceed $7,125,000 (the “Cap”).

(c) Notwithstanding any other provision to the contrary (including Section 11.2(b)), no claim for indemnification pursuant to (i) Section 11.2(a)(i) arising out of or resulting from any inaccuracy or breach of a Seller Fundamental Representation or (ii) constituting fraud of Seller or its Affiliates shall be subject to the De Minimis Amount, the Deductible or the Cap; provided that the maximum aggregate indemnification amount to which the Purchaser Indemnified Parties may be entitled pursuant to Section 11.2 shall be equal to the Purchase Price, and the maximum aggregate indemnification amount to which Purchaser Indemnified Parties may be entitled pursuant to Section 8.1 shall be equal to $213,750,000. For the avoidance of doubt, Losses arising out of or resulting from any inaccuracy or breach of a Seller Fundamental Representation shall not be included for the purpose of determining whether the aggregate amount of Losses under Section 11.2(a)(i) exceed the Cap.

(d) If applicable, any Losses that the Purchaser Indemnified Parties are entitled to recover pursuant to Section 11.2(a)(i) for any inaccuracy or breach of Seller Fundamental Representations (other than constituting fraud) or Section 8.1 shall be satisfied in the following order of recovery to the extent covered by the R&W Policy: (i) first, solely to the extent any portion of the General Retention Amount or Fundamental Retention Amount, as applicable, under the R&W Policy remains to be eroded, recovered directly from Seller to the extent of such remaining General Retention Amount or Fundamental Retention Amount, respectively, subject to the other limitations set forth in this Section 11.2, (ii) second, by submission of claims to the R&W Policy, and (iii) third, solely to the extent the policy limit under the R&W Policy has been reached and coverage thereunder has been fully depleted, recovered directly from Seller, subject to the other limitations set forth in this Section 11.2.

11.3 Indemnification by Purchaser.

(a) Subject to the other provisions of this Article XI and except as provided in Article VIII, effective as of and after the Closing, Purchaser and the members of the Alkali Group shall jointly and severally indemnify, defend and hold harmless Seller and its Affiliates, and their respective managers, officers, directors, employees, representatives, successors and assigns (collectively, the “Seller Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties arising by reason of or resulting from (i) any inaccuracy or breach of any representation or warranty of Purchaser contained in Article V of this Agreement or in any schedule or certificate delivered hereunder; and (ii) any nonfulfillment or breach of any covenant or agreement of Purchaser contained in this Agreement or in any schedule or certificate delivered hereunder.

(b) Notwithstanding any other provision to the contrary, Purchaser and the members of the Alkali Group shall not be required to indemnify, defend or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 11.3(a)(i), (i) unless such claim individually or a series of related claims involves Losses in excess of the De Minimis Amount, it being understood that if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of Seller Indemnified Parties’ Losses under this Section 11.3(b), (ii) until the aggregate amount of Seller Indemnified Parties’ Losses under Section 11.3(a)(i) exceeds the Deductible, it being understood that if such Losses exceed the Deductible, Purchaser shall be obligated for only Seller Indemnified Parties’ Losses under Section 11.3(a)(i) in excess of the Deductible, and (iii) for any Losses of Seller under Section 11.3(a)(i) to the extent that the aggregate amount of such Losses exceed the Cap.

(c) Notwithstanding any other provision to the contrary (including Section 11.3(b)), no claim for indemnification pursuant to (i) Section 11.3(a)(i) arising out of or resulting from any inaccuracy or breach of the representations and warranties set forth in Sections 5.1 (Organization and Qualification), 5.2 (Authority Relative to this Agreement), and 5.6 (Brokers) (collectively, the “Purchaser Fundamental Representations”) or (ii) constituting fraud of Purchaser or its Affiliates shall be subject to the De Minimis Amount, the Deductible or the Cap; provided that, the maximum aggregate indemnification amount to which the Seller Indemnified Parties may be entitled pursuant to Section 11.3 shall be equal to the Purchase Price, and the maximum aggregate indemnification amount to which Seller Indemnified Parties may be entitled pursuant to Section 8.2 shall be equal to $213,750,000. For the avoidance of doubt, Losses arising out of or resulting from any inaccuracy or breach of a Purchaser Fundamental Representation shall not be included for the purpose of determining whether the aggregate amount of Losses under Section 11.3(a)(i) exceed the Cap.

11.4 Indemnification Procedures.

(a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the Party or Parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened Action, Order, claim or demand that the Indemnified Party has determined gives or would reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened Action, Order, claim or demand asserted by a third Party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand to the extent then known; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article XI except to the extent that the Indemnifying Party is prejudiced by such failure, it being agreed that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 11.1 for such representation, warranty, covenant or agreement.

(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 11.2(a) or Section 11.3(a), the Indemnifying Party will be entitled, by notice to the Indemnified Party, acknowledging its irrevocable and unconditional obligation to fully indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided that, if the Indemnifying Party assumes the defense and control of such Third Party Claim, the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim (but not control or make decisions related thereto) with its own counsel and at its own expense. Notwithstanding the foregoing, the Indemnifying Party will not be entitled to assume or maintain the defense of any Third Party Claim if (i) the Third Party Claim seeks, in addition to or in lieu of monetary damages, any injunction or other equitable relief against the Indemnified Party (or any Affiliates thereof), (ii) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (iii) under applicable standards of professional conduct, a conflict on any significant issue exists between the Indemnifying Party and the Indemnified Party in respect of the Third Party Claim, or the Indemnified Party has available to it one or more defenses or counterclaims that are inconsistent with or different from those that may be available to the Indemnifying Party with respect to such Third Party Claim, (iv) the Indemnified Party reasonably believes an adverse determination with respect to the Third Party Claim would be materially detrimental to or materially injure the reputation, future business prospects or position in any other action of the Indemnified Party or its Affiliates, (v) the Indemnifying Party has failed to vigorously prosecute or defend such Third Party Claim, (vi) the Third Party Claim would give rise to Losses which are more than the amount indemnifiable by the Indemnifying Party under this Agreement or (vii) the Indemnified Party’s third party insurer has assumed the defense of such Third Party Claim. If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 11.4(b), the Indemnified Party shall be entitled to assume and control such defense; provided that the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim (but not control or make decisions related thereto) with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall select counsel, contractors and consultants of recognized standing and competence and shall use commercially reasonable efforts in the defense or settlement of such Third Party Claim. Purchaser or Seller, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with such other Person in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided that (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party if such settlement or judgment involves any injunctive relief binding on any of the Indemnified Parties or any finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party, and (ii) the Indemnifying Party shall (A) pay or cause to be paid all amounts in such settlement or judgment (other than to the extent that such liabilities would constitute Losses to which the De Minimis Amount, Deductible or Cap would be applicable in accordance with the applicable provisions of Sections 11.2(b) and 11.2(c) or Sections 11.3(b) and 11.3(c), as applicable), and (B) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of the Indemnified Parties potentially affected by such Third Party Claim. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party; provided that, notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim if it irrevocably waives in a writing delivered to the Indemnifying Party any right to indemnity therefor under this Agreement.

11.5 Exclusive Remedy and Release. Except in the case of fraud and except with respect to (a) the matters covered by Sections 2.5, 2.6, 2.7, 12.10 or 12.13, (b) the Ancillary Agreements and (c) with respect to any matter relating to Taxes (which shall be governed exclusively by Article VIII, Sections 11.1, 11.2, 11.3, 11.6 and 11.7), Purchaser and Seller acknowledge and agree that, following the Closing, the indemnification provisions of Sections 11.2 and 11.3 shall be the sole and exclusive remedies of Seller and Purchaser, respectively, and their respective Affiliates, including with respect to Purchaser after the Closing, the members of the Alkali Group, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the transactions contemplated by this Agreement and the Sale, including any breach of any representation or warranty in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. Without limiting the generality of the foregoing, the Parties hereto hereby irrevocably waive any right of rescission they or their respective Affiliates may otherwise have or to which they may become entitled.

11.6 Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Article XI, all Losses shall be net of any third-party insurance and indemnity proceeds (other than the proceeds of the R&W Policy) that are actually recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if such third-party insurance or indemnification proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), in each case net of any costs incurred to recover such amounts or any increase in premiums resulting from such claim. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article XI (excluding, for the avoidance of doubt, any recovery by Purchaser from the R&W Policy), the Indemnifying Party shall be subrogated, to the extent of such payment, to any and all rights that the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any and all such rights to the Indemnifying Party. Notwithstanding any other provision to the contrary, for purposes of determining whether there has been a breach or inaccuracy of any representation or warranty, or the amount of any Loss related to any such breach or inaccuracy, under Section 11.2(a)(i) or Section 11.3(a)(i), the representations and warranties set forth in this Agreement and in any schedule or certificate furnished pursuant to this Agreement shall be considered without giving effect to any materiality limitation or qualification (including the terms “material,” or “Material Adverse Effect”) (other than references to “material,” or “Material Adverse Effect” (x) solely with respect to the standard that must be met to create an obligation to include items in a list set forth in a Company Disclosure Schedule or Purchaser Disclosure Schedule or (y) contained within the definition of “Permitted Lien”); provided, that this sentence shall not apply to (i) the phrase “in all material respects” set forth in Section 3.5(a) and (ii) the representations and warranties set forth in clause (x) of Section 3.6. The right to indemnification shall not be affected by any investigation or audit conducted prior to or after Closing or the knowledge of any party of any breach of a representation, warranty or covenant by any other party at any time. Each Party shall have the right, irrespective of any knowledge or investigation, to rely fully on the representations, warranties and covenants of the other Parties in this Agreement and the Ancillary Agreements.

11.7 Limitation of Liability. In no event shall any Indemnifying Party have liability to any Indemnified Party for any punitive damages or damages that are not reasonably foreseeable; provided that, in each case, such limitation shall not limit recovery to the extent any such damages (i) are the result of fraud or (ii) are payable to a third party as part of a Third Party Claim against an Indemnified Party that is indemnifiable hereunder. To the extent any claim may be recoverable pursuant to more than one section of this Article XI, the Indemnified Party may make such claim under any such section in the alternative; provided, however, that any Liability for indemnification hereunder shall be determined without duplication of recovery by reason of state of facts giving rise to such Liability constituting a breach of more than one representation, warranty, covenant or agreement.

ARTICLE XII

GENERAL PROVISIONS

12.1 Interpretation; Absence of Presumption.

(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Company Disclosure Schedule or Purchaser Disclosure Schedule is or is not material for purposes of this Agreement.

(b) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) references to a “consent” of any Person shall be deemed to refer to consent not being unreasonably conditioned, withheld, delayed or denied by such Person; (ix) provisions shall apply, when appropriate, to successive events and transactions; (x) the headings contained in this Agreement and the Ancillary

Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the Ancillary Agreements; (xi) Seller and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” means calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end at the close of business on the next succeeding Business Day; (xv) a reference to any form of communication by, delivery through or notification by “email”, “e-mail”, “electronic mail” or similar methods of electronic communication shall mean only to the extent that no “bounce-back” or notice of non-delivery is received; and (xvi) the words “in the ordinary course of business” when used in this Agreement and the Ancillary Agreements shall be deemed to be followed by the words “consistent with past practice” unless otherwise specified. After the Closing, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the members of the Alkali Group.

(c) Any disclosure with respect to a section or schedule of this Agreement, including any section of the Company Disclosure Schedule or Purchaser Disclosure Schedule, shall be deemed to be disclosed for other sections and schedules of this Agreement, including any section of the Company Disclosure Schedule or Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure to such other sections or schedules is reasonably apparent on the face of such disclosure.

12.2 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the Laws of a different jurisdiction.

(b) Each Party irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, solely if such court declines jurisdiction, in any federal court located in the State of Delaware) for any Action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such Action shall be heard and determined in such court. Each Party hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action. The Parties further agree, (i) to the extent permitted by Law, that final and unappealable judgment against any of them in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment and (ii) that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 12.6.

(c) Each Party agrees that service as specified in Section 12.6 shall be valid and sufficient service, and such Party waives any objection to such service.

(d) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 12.2. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 12.2 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

(e) [Intentionally Omitted.]

12.3 Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement, written or oral, and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to in this Agreement.

12.4 No Third Party Beneficiaries. Except for Section 6.11, Section 11.2 and Section 11.3, which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, is not intended to confer on or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

12.5 Expenses. Except as set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party (including Seller in respect of Seller Expenses) incurring such costs and expenses unless expressly otherwise contemplated in this Agreement; provided, however, that (i) the expenses of the members of the Alkali Group in connection with seeking consents and approvals required pursuant to Section 6.12 shall be borne by Purchaser and (ii) Seller Expenses shall be borne by Seller.

12.6 Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and upon delivery if delivered by hand, one (1) Business Day after being sent by courier or overnight delivery service, three (3) Business Days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when sent in the form of a facsimile and receipt confirmation is received, and shall be directed to the address or facsimile number set forth below (or at such other address or facsimile number as such Party shall designate by like notice):

(a) If to Seller or Seller Parent:

Genesis Energy, L.P.

811 Louisiana, Suite 1200,

Houston, TX 77002

Attention: Ryan S. Sims

Telephone: [***]

Email: [***]

with a copy (which shall not constitute notice) to:

Paul Hastings LLP

600 Travis Street, 58th Floor

Houston, Texas 77002

Attention: Chris Centrich

  Patrick Hurley

Telephone: (713) 860-7309

   (713) 860-7328

Email: chriscentrich@paulhastings.com

 patrickhurley@paulhastings.com

(b) If to Purchaser or Purchaser Parent:

c/o WE Soda US LLC

124 E 55th St, New York, NY 10022

Attention: Oguz Erkan, Chief Executive Officer; Huseyin Kuscu, Chief Financial Officer

Email: [***]

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020-1095

Attention: John M. Reiss; Francis E. Lupinacci

Telephone: (212) 819-8247

   (212) 819-8984

Email: jreiss@whitecase.com

 flupinacci@whitecase.com

12.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective successors and assigns; provided, however, that no Party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of the other Party to this Agreement; provided that Purchaser may assign its rights and obligations to another member of the Purchaser Group; provided, further, that in such event Purchaser shall remain liable for its obligations hereunder notwithstanding such assignment.

12.8 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Either Party to this Agreement may, only by an instrument in writing, waive compliance by the other Party to this Agreement with any term or provision of this Agreement on the part of such other Party to this Agreement to be performed or complied with. The waiver by any Party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

12.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.10 Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. The foregoing is in addition to any other remedy to which any Party is entitled at law, in equity or otherwise.

12.11 No Admission. Nothing herein shall be deemed an admission by Seller or any of its Affiliates, in any Action or proceeding involving a third party, that Seller or any of its Affiliates or any such third party is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

12.12 Counterparts. This Agreement may be executed in one or more counterparts, and by either of the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement.

12.13 Guarantees.

(a) In order to induce Purchaser to enter into this Agreement, Seller Parent hereby absolutely, irrevocably and unconditionally guarantees to the Purchaser Indemnified Parties, their successors and assigns, the full performance and observation of all the terms, covenants, conditions, provisions and agreements to be performed or observed by Seller or another member of the Seller Group when required to be performed or observed, and the payment in full of all amounts owed by Seller and such other member of the Seller Group to any Purchaser Indemnified Parties when due and payable, in each case in accordance with the terms of this Agreement or the Ancillary Agreements. Such guarantee shall be as primary obligor and not merely as surety, shall be a guarantee of payment and performance and not of collection and shall be a continuing guarantee. Seller Parent hereby waives acceptance, diligence, promptness, presentment, demand of payment or performance, filing of claims with a court in the event of insolvency or bankruptcy of Seller or another Seller Group member, any right to require a proceeding (or other exhaustion of remedies) first against Seller or such other Seller Group member to join Seller or such other Seller Group member in any enforcement action or to first resort to any other means of obtaining payment or performance, protest, notice and all demands whatsoever. Seller Parent agrees to pay any and all costs and expenses (including reasonable fees and disbursements of counsel) incurred by any of the Purchaser Indemnified Parties in enforcing any rights under this Section 12.13(a). Seller Parent hereby makes all of the representations and warranties set forth in Sections 4.1, 4.2 and 4.3, with references therein to “Seller” deemed to be replaced by “Seller Parent”. Seller Parent hereby acknowledges and agrees to be bound by all of the provisions of Article XII of this Agreement.

(b) In order to induce Seller to enter into this Agreement, Purchaser Parent hereby absolutely, irrevocably and unconditionally guarantees to the Seller Indemnified Parties, their successors and assigns, the full performance and observation of all the terms, covenants, conditions, provisions and agreements to be performed or observed by Purchaser and its Affiliates when required to be performed or observed, and the payment in full of all amounts owed by Purchaser and its Affiliates to any Seller Indemnified Parties when due and payable, in each case in accordance with the terms of this Agreement or the Ancillary Agreements. Such guarantee shall be as primary obligor and not merely as surety, shall be a guarantee of payment and performance and not of collection and shall be a continuing guarantee. Purchaser Parent hereby waives acceptance, diligence, promptness, presentment, demand of payment or performance, filing of claims with a court in the event of insolvency or bankruptcy of Purchaser or its Affiliates, any right to require a proceeding (or other exhaustion of remedies) first against Purchaser or its Affiliates or to join Purchaser or its Affiliates in any enforcement action or to first resort to any other means of obtaining payment or performance, protest, notice and all demands whatsoever. Purchaser Parent agrees to pay any and all costs and expenses (including reasonable fees and disbursements of counsel) incurred by any of the Seller Indemnified Parties in enforcing any rights under this Section 12.13(b). Purchaser Parent hereby makes all of the representations and warranties set forth in Sections 5.1, 5.2 and 5.3, with references therein to “Purchaser” deemed to be replaced by “Purchaser Parent”. Purchaser Parent hereby acknowledges and agrees to be bound by all of the provisions of Article XII of this Agreement.

(c) Each of Seller Parent and Purchaser Parent agrees that service as specified in Section 12.6 shall be valid and sufficient service, and each of Seller Parent and Purchaser Parent waives any objections to such service.

12.14 Waiver of Conflicts. Recognizing that Paul Hastings LLP and Akin Gump Strauss Hauer & Feld LLP have acted as legal counsel to Seller and its Affiliates and the Company and its Subsidiaries prior to the Closing, and that Paul Hastings LLP intends to act as legal counsel to Seller and its Affiliates (which will no longer include the Company and its Subsidiaries) after the Closing, each of Purchaser and the Company hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Paul Hastings LLP representing Seller and/or its Affiliates after the Closing as such representation may relate to Purchaser, the Company or any of its Subsidiaries, or the transactions contemplated herein. In addition, all communications involving attorney-client confidences between Seller, its Affiliates, the Company or any of its Subsidiaries and Paul Hastings LLP or Akin Gump Strauss Hauer & Feld LLP in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to Seller and its Affiliates (and not the Company or its Subsidiaries). Accordingly, the Company and each of its Subsidiaries shall not, without Seller’s consent, have access to any such communications, or to the files of Paul Hastings LLP or Akin Gump Strauss Hauer & Feld LLP relating to its engagement, whether or not the Closing shall have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (a) Seller and its Affiliates (and not the Company or its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Company or any of its Subsidiaries shall be a holder thereof, (b) to the extent that files of Paul Hastings LLP or Akin Gump Strauss Hauer & Feld LLP in respect of such engagement constitute property of the client, only Seller and its Affiliates (and not the Company or its Subsidiaries) shall hold such property rights and (c) Paul Hastings LLP and Akin Gump Strauss Hauer & Feld LLP shall have no duty whatsoever to reveal or disclose any such Attorney-Client Communications or files to the Company or any of its Subsidiaries by reason of any attorney-client relationship between Paul Hastings LLP or Akin Gump Strauss Hauer & Feld LLP and the Company or any of its Subsidiaries or otherwise. Purchaser further agrees, on its own behalf and on behalf of its Subsidiaries (including, after Closing, the Company and its Subsidiaries), that from and after Closing (a) the attorney-client privilege, all other evidentiary privileges, and the expectation of client confidence as to all Attorney-Client Communications belong to Seller and will not pass to or be claimed by Purchaser, the Company or any of their Subsidiaries, and (b) Seller will have the exclusive right to control, assert, or waive the attorney-client privilege, any other evidentiary privilege, and the expectation of client confidence with respect to such Attorney-Client Communications. Accordingly, Purchaser will not, and will cause each of its Subsidiaries (including, after Closing, the Company and its Subsidiaries) not to, (x) assert any attorney-client privilege, other evidentiary privilege, or expectation of client confidence with respect to any Attorney-Client Communication, except in the event of a post-Closing dispute with a Person that is not Seller or Seller’s Affiliate; or (y) take any action which could cause any Attorney-Client Communication to cease being a confidential communication or to otherwise lose protection under the attorney-client privilege or any other evidentiary privilege, including waiving such protection in any dispute with a Person that is not Seller or Seller’s Affiliate. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or any member of the Alkali Group, on the one hand, and a third party (other than a party to this Agreement), on the other hand, after the Closing, Purchaser and the Company may assert any attorney-client privilege to prevent disclosure of any such communications with Paul Hastings LLP or Akin Gump Strauss Hauer & Feld LLP to such third party; provided, that the Company may not waive such privilege without the prior written consent of Seller. Furthermore, Purchaser agrees, on its own behalf and on behalf of each of its Subsidiaries (including, after Closing, the Company and its Subsidiaries), that in the event of a dispute between Seller or any of Seller’s Affiliates on the one hand and the Company or any of its Subsidiaries on the other arising out of or relating to any matter in which Paul Hastings LLP or Akin Gump Strauss Hauer & Feld LLP jointly represented both parties, neither the attorney-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege will protect from disclosure to Seller or any of Seller’s Affiliates any information or documents developed or shared during the course of Paul Hastings LLP or Akin Gump Strauss Hauer & Feld LLP’s joint representation. “Attorney-Client Communication” means any communication occurring on or prior to Closing between Paul Hastings LLP or Akin Gump Strauss Hauer & Feld LLP on the one hand and the Company, its Subsidiaries, Seller, or any of their respective Affiliates on the other hand that in any way relates to the transactions contemplated by this Agreement, including any representation, warranty, or covenant of any party under this Agreement or any related agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

GENESIS ALKALI HOLDINGS, LLC

By:	/s/ Grant E. Sims
Name: Grant E. Sims
Title: Chief Executive Officer

GENESIS ALKALI HOLDINGS COMPANY, LLC

By:	/s/ Grant E. Sims
Name: Grant E. Sims
Title: Chief Executive Officer

Genesis Energy, L.P., solely for purposes of Section 6.2(a), Section 12.13 and generally applicable provisions of Article XII

By: Genesis Energy, LLC, its general partner

By:	/s/ Grant E. Sims
Name: Grant E. Sims
Title: Chairman & Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]

WE SODA US LLC

By:	/s/ Oğuz Erkan
Name: Oğuz Erkan
Title: Chief Executive Officer

Ciner Enterprises Inc., solely for purposes of Section 6.2(a), Section 12.13 and generally applicable provisions of Article XII

By:	/s/ Oğuz Erkan
Name: Oğuz Erkan
Title: Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]

SCHEDULE I

Alkali Group Members

Genesis Alkali, LLC

Genesis Alkali Wyoming, LP

GA ORRI Holdings, LLC

American Natural Soda Ash Corporation

GA ORRI, LLC

ANSAC Asia Singapore Pte. Ltd.

EXHIBIT A

R&W Policy

[intentionally omitted]